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MINERAL RESOURCE UPDATE

MORRISON PROJECT
Omineca Mining Division
British Columbia

Latitude: 55° 11’ N Longitude: 126° 18’ W
NTS Map-Area 93M01/W

Prepared for
PACIFIC BOOKER MINERALS INC.
By
Ronald G. Simpson, P.Geo
May 4, 2007

GeoSim Services Inc.
1975 Stephens St.
Vancouver, BC, Canada V6K 4M7
Tel:(604) 803-7470
Email: rgs@uniserve.com

MORRISON PROJECT

Table of Contents

1 SUMMARY AND CONCLUSIONS

5

2 INTRODUCTION AND TERMS OF REFERENCE

6

2.1 Terms of Reference

6

3 DISCLAIMER

6

4 PROPERTY DESCRIPTION AND LOCATION

7

4.1 Location

7

4.2 Mineral Rights

7

4.3 Permits & Environmental Liabilities

10

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES INFRASTRUCTURE AND

PHYSIOGRAPHY

11

5.1 Access, Local Resources and Infrastructure

11

5.2 Physiography

11

6 HISTORY

12

6.1 Historic Resource Estimates

13

7 GEOLOGICAL SETTING

15

7.1 Regional Geology

15

7.2 Local and Property Geology

16

7.3 Ashman Formation

18

7.4 Babine Intrusions

18

7.5 Skeena Group

18

7.6 Major Structural Features

18

8 DEPOSIT TYPE

19

9 MINERALIZATION

19

10

EXPLORATION

20

11

DRILLING

21

11.1

Collar Surveying

21

11.2

Downhole Surveying

21

12 SAMPLING METHOD AND APPROACH

23

12.1

Drill Core

23

12.2

Trench Samples

23

13

SAMPLE PREPARATION, ANALYSES AND SECURITY

24

13.1

Quality Assurance / Quality Control Program

24

13.1.1 Standards

24

13.1.2 Duplicates

28

13.1.3 Check Assays

29

13.2

Laboratory Procedures

32

14

DATA VERIFICATION

32

15

ADJACENT PROPERTIES

32

15.1

Hearne Hill Deposit

33

16 MINERAL PROCESSING AND METALLURGICAL TESTING

34

16.1

Noranda Metallurgical Testing

34

16.2

Pacific Booker Metallurgical Testing

34

17

MINERAL RESOURCE ESTIMATE

35

17.1

Databases – General Description

35

17.2

Topography

37

MORRISON PROJECT
	17.3	Density 38
	17.4	Geologic Model 38
	17.5	Zone Constraints 39
	17.6	Extreme Grades 41
	17.7	Compositing 43
	17.8	Variogram Analysis 43
	17.9	Block Model and Grade Estimation Procedures 45
	17.10	Mineral Resource Classification 53
	17.11	Model Validation 60
	17.12	Mineral Resource Summary 62
18		OTHER RELEVANT DATA AND INFORMATION 64
19		INTERPRETATION AND CONCLUSIONS 64
20		RECOMMENDATIONS 64
21		REFERENCES 65

List of Tables

Table 1-1 2007 Mineral Resource Estimate

5

Table 4-1 Morrison Mineral Claims

8

Table 6-1 2002 polygonal resource estimate by Kimura

14

Table 6-2 Snowden 2003 kriged mineral resource estimate

14

Table 6-3 Beacon Hill 2004 kriged mineral resource estimate

15

Table 11-1 Drilling Summary 1998-2006

21

Table 13-1 Morrison project certified reference materials

24

Table 13-2 Results of Rocklabs standards analyses at Acme

25

Table 15-1 Reported resources and reserves for adjacent properties

33

Table 15-2 Hearne Hill Historic Resource

33

Table 17-1 Statistics of assays within 0.1% Cu isopleth

36

Table 17-2 Specific Gravity Statistics

38

Table 17-3 Summary statistics for all 6 metre composites

43

Table 17-4 Semi-variogram models

44

Table 17-5 Block Model Extents

45

Table 17-6 Model search parameters

45

Table 17-7 Global mean grade comparison

60

Table 17-8 Morrison Deposit – All blocks classified Measured or Indicated

63

Table 17-9 Morrison Deposit – Combined Measured and Indicated Resource

63

Table 17-10 Morrison Deposit – All blocks classified Inferred

63

List of Figures

Figure 4-1 Location Map

7

Figure 4-2 Claim Location Map

9

Figure 5-1 Landsat image (circa 2000)

12

Figure 7-1 Regional Geology

16

Figure 7-2 Property Geology

17

Figure 11-1 Drill hole plan

22

Figure 13-1 Sample sequence chart - Site standard (Cu)

25

Figure 13-2 Sample sequence chart - Site Standard (Au)

26

Figure 13-3 Sample sequence charts - 2005 Drilling Standard 2001-B

26

Figure 13-4 Sample sequence charts - 2005 Drilling Standard 2001-C

27

Figure 13-5 Sample sequence charts - 2005 Drilling Standard 2001-D

27

Figure 13-6 Duplicate assays – Cu

28

Figure 13-7 Duplicate assays - Au

29

Figure 13-8 Pulp check assays for Cu - Acme vs Bondar Clegg

30

Figure 13-9 Pulp check assays for Au - Acme vs Bondar Clegg

30

Figure 13-10 Pulp check assays for Cu - Acme vs ALS-Chemex

31

Figure 13-11 Pulp check assays for Au - Acme vs ALS-Chemex

31

Figure 17-1 Frequency distribution of Cu

36

Figure 17-2 Frequency distribution of Au

37

Figure 17-3 Frequency distribution of Mo

37

Figure 17-4 Comparison of block model constraints based on Cu grade isopleths

40

Figure 17-5 Morrison structural domains within 0.1% Cu isopleth

40

Figure 17-6 Log probability distribution plot of Cu assays

41

Figure 17-7 Log probability distribution plot of Mo assays

42

Figure 17-8 Log probability distribution plot of Au assays

42

Figure 17-9 Semi-variogram models for Cu by zone

43

Figure 17-10 Semi-variogram models for Au by zone

44

Figure 17-11 Semi variogram models for Mo by zone

44

Figure 17-12 Cu grades - 700 Level

47

Figure 17-13 Au grades - 700 Level

48

Figure 17-14 Mo grades - 700 Level

49

Figure 17-15 Cu grades - Section 9190 N

50

Figure 17-16 Au grades - Section 9190 N

51

Figure 17-17 Mo grades - Section 8910 N

52

Figure 17-18 Zonation of metal distribution

53

Figure 17-19 Block classification - 800 Level

55

Figure 17-20 Block classification - 700 Level

56

Figure 17-21 Block classification - 600 Level

57

Figure 17-22 Block classification - Section 8910 N

58

Figure 17-23 Block classification - Section 9070 N

58

Figure 17-24 Block classification - Section 9190 N

59

Figure 17-25 Block classification - Section 9430 N

59

Figure 17-26 Block classification - Section 9550 N

60

Figure 17-27 Swath Plot for Cu - Section 9360 North

61

Figure 17-28 Swath Plot for Au - Section 9360 North

61

Figure 17-29 Swath Plot for Cu - Long Section 670530 East

62

Figure 17-30 Plot for Au - Long Section 670530 East

62

List of Appendices

Appendix I

Drilling - Site Locations

Appendix II

Drilling – Significant Intercepts

Appendix III

Block Model Plans/Sections

MORRISON PROJECT

1

SUMMARY AND CONCLUSIONS

Pacific Booker Minerals Inc. (PBM) owns the Morrison property located in the Babine Lake area of British Columbia approximately 65 km northeast of the town of Smithers and 35 km north of the village of Granisle.

The Morrison deposit was discovered in 1963 by Noranda Exploration Company who completed 95 diamond drill holes over a ten-year period that broadly defined the deposit to an approximate depth of 150 m. PBM optioned the property in late-1997 and has completed 96 exploration core holes on the Morrison deposit totaling 26,202 metres. Additional drill programs for metallurgical samples, condemnation and geotechnical data have also been carried out.

The Morrison deposit is calc-alkaline copper-gold porphyry hosted by a multi-phase Eocene intrusive body intruding Middle to Upper Jurassic Ashman Formation siltstones and greywackes. Copper-gold mineralization consists primarily of chalcopyrite and minor bornite concentrated in a central zone of potassic alteration. A pyrite halo is developed in the chlorite-carbonate altered wall rock surrounding the copper zone.

Resource estimation was constrained by 3-dimensional solid models developed from geological and analytical data. Block size was 20x20x12 metres and grade estimation was carried out by the ordinary kriging using 6 metre downhole drill composites. Blocks were estimated in three passes using incremental search distances. Tonnes were calculated using an average SG of 2.72 except for the East Fault zone where an SG of 2.6 was used. The SG values were based on 309 measurements of drill core. In order to be classified as measured, a block was required to have at least 6 composites within a radius of one third of the corresponding variogram range for each zone (62 – 67 metres) and in at least 5 adjacent octants. To be classified as indicated, a block was required to have at least 6 composites within a radius of two thirds of the variogram range (121 – 133 metres) and in at least 3 adjacent octants. All other estimated blocks were assigned to the inferred category.

The table below presents the updated Morrison resource estimate using a cut-off grade of 0.3 % Equivalent Copper. The copper equivalent was calculated using relative recovery and metal prices of $1.78/lb copper, $465/oz gold and $10/lb molybdenum. Composited intervals from 98 drill holes representing 22,982 m of core were used in the block model estimation. Gold grades were capped at 1.5 g/t prior to compositing.

Table 1-1 2007 Mineral Resource Estimate

Class	Tonnes	Average Grade	Contained Metal	Mo (lb) 000's
	(000's)	Cu EQ (%)	Cu (%)	Au (g/t)	Mo (%)	Cu (lb) 000,000's	Au (oz) 000's
Measured Indicated	96,516 110,353	0.47 0.46	0.40 0.39	0.20 0.20	0.004 0.005	851.13 936.66	614.4 691.8	8,511 12,164
Measured + Indicated	206,869	0.46	0.39	0.20	0.005	1,787.78	1,306.3	20,676
Inferred	56,524	0.47	0.40	0.21	0.005	494.72	374.4	6,231

An area of elevated molybdenum grade occurs in the southeastern portion of the deposit and includes 49 million tonnes of combined measured and indicated material grading 0.40% Cu, 0.15 g/t Au and 0.01 % Mo.

MORRISON PROJECT

2

INTRODUCTION AND TERMS OF REFERENCE

Pacific Booker Minerals Inc. (PBM) owns the Morrison property which is situated in the Babine Lake area of British Columbia. The Morrison copper-gold porphyry deposit was discovered in 1963 by Noranda Exploration Company. Exploration continued on the property over the ensuing ten years, and the programs included a series of 95 diamond drill holes that broadly defined the deposit to an approximate depth of 150 m. PBM optioned the property in late-1997 with the primary objective of defining the configuration and depth of mineralization for the deposit, determine the geological controls for the mineralization, confirm copper and gold distribution, and determine if the project could be advanced to the feasibility stage. Since 1998, PBM has completed 96 exploration core holes on the Morrison deposit totaling 26,202 metres. Four additional large-diameter PQ core holes were completed in 2005 for metallurgical test samples and 25 holes were drilled in 2006 for geotechnical and site evaluation studies. The last published Mineral Resource for the project was released August 11, 2004 as part of a Preliminary Assessment report by Beacon Hill Consultants (1988) Ltd.

The author of this report has been retained by PBM to prepare an updated resource estimate. This technical report has been prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 and is intended to be used as supporting documentation to be filed with the British Columbia Securities Commission. This resource estimate will also be the basis of a feasibility study that is currently being prepared by Wardrop Engineering Inc.

The author visited the Morrison property on September 25, 2006. The site inspection included examination of drill sites, drill core, surface outcrops and the sample preparation facility. The author has also reviewed the geological information from previous programs and other relevant data available in the Vancouver office. The author is of the opinion that the programs and the data have been conducted and gathered in a professional and ethical manner and conforms to standards acceptable within the industry.

2.1

Terms of Reference

PBM refers to Pacific Booker Minerals Inc.

Noranda refers to Noranda Exploration Company Ltd.

Unless otherwise stated, all units are metric.

3

DISCLAIMER

The mineral resource estimates referred to within this document include the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, GeoSim does not consider them to be material.

MORRISON PROJECT

4

PROPERTY DESCRIPTION AND LOCATION

4.1

Location

The Morrison Project is located in the Babine Lake Region of central British Columbia , approximately 65 km northeast of the town of Smithers and 35 km north of the village of Granisle (Figure 4-1). Coordinates for the project are 55°11’N latitude and 126°18’W longitude and the NTS map sheet that covers the area is 93M01/W.

YUKON
N.W.T.
MORRISON / HEARNE HILL PROPERTY
Prince Rupert
Smithers
Prince George
ALBERTA
BRITISH COLUMBIA
Vancouver
U.S.A.
MORRISON / HEARNE HILL
Bell Copper Mine
Granisle Copper Mine
Smithers
Granisle
Babine Lake
0 km
25 km
50 km

Figure 4-1 Location Map

4.2

Mineral Rights

PBM’s land position consists of 45 contiguous claims totaling 12,027 hectares as listed in Table 4-1 and shown in Figuire 4-2. This ground position includes the Morrison property (20 units in 1 claim – ERIN 1) and the Hearne Hill property (378 units in 27 claims). All claims are located within the Omineca Mining Division.

A former owner of a portion of the Hearne Hill property has commenced legal proceedings against PBM claiming that an option agreement on a portion of the Hearne Hill property is no longer in effect. PBM is vigorously defending the action. The suit is unrelated to the Morrison property.

On September 8, 2006, PBM made a final cash payment to Falconbridge Limited (formerly Noranda) for the Morrison property. The Morrison property is not subject to any net smelter returns.

MORRISON PROJECT

Table 4-1 Morrison Mineral Claims

Tenure #	Claim Name/Property	Issue Date	Good To Date	Area (Ha)
341509	CUB 200	13-Oct-95	15-Sep-16	500
341510	CUB 300	13-Oct-95	15-Sep-16	500
341511	COPPER 200	13-Oct-95	15-Sep-16	500
341512	COPPER 100	13-Oct-95	15-Sep-16	500
341513	CUB 100	13-Oct-95	15-Sep-16	250
341551	B.B. 1	19-Oct-95	15-Sep-16	500
341552	B.B. 2	24-Oct-95	15-Sep-16	500
341553	B.B. 3	19-Oct-95	15-Sep-16	500
341554	B.B. 4	24-Oct-95	15-Sep-16	500
242812	HEARNE 1	07-Oct-90	15-Sep-07	375
242813	HEARNE 2	07-Oct-90	15-Sep-07	375
347037	HEARNE 3	20-Jun-96	15-Sep-16	500
347038	HEARNE 4	20-Jun-96	15-Sep-16	300
347039	HEARNE 5	18-Jun-96	15-Sep-16	450
347040	HEARNE 6	20-Jun-96	15-Sep-16	300
347041	HEARNE 7	20-Jun-96	15-Sep-16	450
347042	HEARNE 8	19-Jun-96	15-Sep-16	225
347043	HEARNE 9	19-Jun-96	15-Sep-16	375
347046	HEARNE 10	20-Jun-96	15-Sep-16	25
347047	HEARNE 11	20-Jun-96	15-Sep-16	25
348735	HEARNE 12	25-Jul-96	15-Sep-16	25
348736	HEARNE 13	25-Jul-96	15-Sep-16	25
353315	GEM 1	22-Jan-97	15-Sep-16	25
353316	GEM 2	22-Jan-97	15-Sep-16	25
353317	GEM 3	22-Jan-97	15-Sep-16	25
366985	MORR 1	10-Nov-98	15-Sep-16	300
366986	MORR 2	16-Nov-98	15-Sep-16	500
366987	MORR 3	12-Nov-98	15-Sep-16	500
383070	ERIN 1	21-Nov-00	15-Sep-16	500
383071	ERIN 2	20-Nov-00	15-Sep-16	250
390461	ROLI 1	11-Oct-01	15-Sep-16	200
415198	RM 1	20-Oct-04	15-Sep-16	25
415199	RM 2	20-Oct-04	15-Sep-16	25
415200	RM 3	21-Oct-04	15-Sep-16	25
415201	RM 4	21-Oct-04	15-Sep-16	25
415202	RM 5	21-Oct-04	15-Sep-16	25
415210	RM 6	21-Oct-04	15-Sep-16	25
415211	RM 7	27-Oct-04	15-Sep-16	25
415212	RM 8	27-Oct-04	15-Sep-16	25
415213	RM 9	27-Oct-04	15-Sep-16	25
520533	PIONEER 1	28-Sep-05	15-Sep-16	405.85
520538	PIONEER 2	28-Sep-05	15-Sep-16	442.76
520540	PIONEER 3	28-Sep-05	15-Sep-16	387.21
520541	PIONEER 4	28-Sep-05	15-Sep-16	461.05
520542	PIONEER 5	28-Sep-05	15-Sep-16	442.47
520543	PIONEER 6	28-Sep-05	15-Sep-16	239.66
521491	PIONEER 7	25-Oct-05	15-Sep-16	147.64

MORRISON PROJECT

4.3

Permits & Environmental Liabilities

Exploration work on mineral properties in British Columbia requires the filing of A Notice of Work and Reclamation with the Ministry of Energy and Mines. The issuance of a permit facilitating such work may involve the posting of a reclamation bond. Permits for the 2005 and 2006 exploration work programs were obtained with no undue delays. Reclamation bonds totaling $118,600 have been posted by PBM to the end of 2007.

Environmental base line studies within the property area have been ongoing since 2001. These include hydrological measurements on tributary creeks, water quality sampling from creeks and drill holes, wildlife observations, fisheries background studies and acid rock drainage investigations. In 2006 PBM retained Rescan Environmental Services Ltd. to consolidate prior studies and to review outstanding requirements to complete the Project Terms of Reference requirements coordinated by the BCEAO. In 2007, the following remaining studies will be completed:

·

archaeological impact assessment

·

soil mapping for reclamation planning

·

metal leaching and acid rock drainage prediction and mitigation design

·

traditional use and traditional knowledge

·

groundwater assessment and modeling

·

aquatic biology.

Monitoring of water quality and meteorological conditions will continue. Additional studies may be required along portions of the proposed transportation and power line access corridors. The scope of environmental studies is communicated to the BCEAO Project Working Group and Lake Babine Nation for their input. Collaboration with agencies, such as Fisheries and Oceans Canada on fish habitat assessments, is occurring. Preparation of the Environmental Assessment Certificate Application will follow completion of environmental field assessments in mid-2007.

The author is not aware of any specific environmental liabilities to which the various mineral claims are subject. The Morrison property is situated in an area where mining-related activities have been underway for more than 40 years.

Environmental Assessment Certificate Application

The Morrison Copper-Gold Project is classified as a major mine in British Columbia and subject to review under the Environmental Assessment Act. The B.C. Environmental Assessment Office (BCEAO) issued the Morrison Project Section 10 Order to PBM on September 30, 2003 confirming review under the Act. Under the terms of a joint provincial – federal agreement, the BCEAO and Canadian Environmental Assessment Agencies (CEAA) will harmonize their respective consultation and review requirements for the Project.

Following the Section 10 Order, early Project definition and pre-application activities commenced. A multi-stakeholder Project Working Group was formed in May, 2006 and is overseeing the review and finalization of a Project Terms of Reference for the Environmental Assessment Certificate (EAC) Application, as well as providing guidance on consultations with the Lake Babine Nation and public on input to the Terms of Reference and confirmation of environmental work plans. Approval of the Project Terms of Reference and issuance of the Section 11 Order by the BCEAO, specifying formal consultation

MORRISON PROJECT

requirements with agencies, First Nations and public during preparation, submission and review of the EAC Application are anticipated in the second quarter of 2007.

Development of the Environmental Assessment Certificate Application will occur in late 2007 following completion of the environmental fieldwork and impact assessment, concurrent with completion of the Project Feasibility Study. Once the completed Application is screened by the BCEAO and accepted as conforming to the Project Terms of Reference, formal review will be initiated and must be completed in 180 days. At the conclusion of the 180 day review period, the BCEAO submits an Assessment Report with recommendations to Ministers who will determine whether to issue the EAC within 45 days. It is PBM’s goal to be in receipt of an EAC in mid 2008.

5

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES INFRASTRUCTURE AND PHYSIOGRAPHY

5.1

Access, Local Resources and Infrastructure

Access to the property is via a well-maintained network of provincial highways and privately operated logging roads. From the village of Topley on Highway 16, access to the property is gained by following provincial Highway 321 for 40 kilometres north to Michelle Bay. A barge, operated by Canadian Forest Products Ltd. (“Canfor”), is then taken to Nose Bay on the eastern side of Babine Lake (an approximately 15 minute trip currently at no charge to local traffic). From Nose Bay, a network of main haulage logging roads provides access to the east side of Babine Lake. The Morrison Property is located approximately 38 km northwest of the barge landing. Figure 5-1 is a Landsat image of the area showing major access roads in the area.

An alternate barge crossing connects the village of Granisle to the former Bell Mine, approximately 25 kilometres southeast of the Morrison deposit. This barge route crossed Babine Lake from a point 12 km up the lakeshore from Granisle and would provide a more direct route to the property. A B.C.Hydro power line that supplied operating power to both the Bell and Granisle mines also follows this route. Power currently extends only to the village of Granisle, however it could easily be restored to the full extent of the line, which ends at the Bell mine.

The nearby centres of Prince George, Burns Lake, Houston and Smithers (populations of 83000, 2100, 3200 and 5200 respectively) have provided all the necessary supplies and services to operate past exploration programs. All of these communities have a strong mining history. Prince George is the regional centre with a mineral resource sector economic base.

5.2

Physiography

The Babine Lake region forms part of the rolling uplands of the Nechako Plateau within the Intermontane Belt of central British Columbia. Block faulting has dissected the region into a basin and range morphology consisting of northwesterly-trending ridges and valleys. The major depressions are filled with long, narrow and deep lakes, the largest of which is Babine Lake. Morrison Lake lies to the northwest of Hatchery Arm of Babine Lake and occupies the same valley. Elevations in the property area range from 733m on the shore of Morrison Lake, to 1380m on Hearne Hill. The eroded scarp of the Morrison Fault forms the eastern flank of the Morrison graben. All ground in the area is below tree line and forested with variable proportions of spruce, pine, aspen and poplar. Willow bushes commonly are the predominant understory plant

MORRISON PROJECT

Climatically, the area experiences distinct seasonal changes. Winters are the most extreme season, starting in late November and extending until March or April, with a typical snow pack reaching depths of 1.0 to 1.6 m. Temperatures during this period are commonly below freezing and can fall as low as -30°C for short periods of time. Such winter conditions do not limit the length of the operating season, however the transportation of heavy materials is limited on highways and logging roads during the spring thaw (March - April), when axle limits on large trucks can be reduced to 70% or even 50% of legal limits.

MORRISON PROJECT

Noranda reports that in 1963, while following up on anomalous copper stream sediment results collected in 1962, copper-bearing biotite feldspar porphyry (“BFP”) as float and outcrop were found in a stream that flows over the copper zone of the Morrison deposit. Trenching of the thin overburden uncovered large areas by of relatively unweathered chalcopyrite-bearing bedrock on both sides of the stream (650m by 250m on the west side and 250m by 250m on the east side), where a copper soil geochemical anomaly had been defined.

Further delineation of the deposit took place during the period 1963 to 1973 and included soil geochemical, electromagnetic (“EM”),magnetic and IP surveys together with trenching, geological mapping, alteration studies and 13,890 metres of diamond drilling. The drilling, which utilized the magnetic surveys as a guide in early programs, consisted of ninety-five diamond drill holes, most inclined at –45° and oriented east or west. The first 65 holes were AEX (27mm) diameter. The remaining 30 were BQ (36.5 mm) diameter. By 1968 diamond drilling had defined of two zones immediately northwest and southeast of a small central pond. The position of these zones corresponds closely to the strong copper geochemical and magnetic anomalies previously outlined during Noranda’s earlier surface exploration.

Geological mapping in 1963 and 1967 indicated the possibility that the two zones might be off-set segments of a single faulted deposit. Hydrothermal alteration studies initiated in 1967 showed that the deposit had well-defined biotite-chlorite zoning and that biotitization was very closely related to copper grades. Although data were sparse, biotitization in the large, poorly tested area between the two known zones appeared to be widespread and strong, indicating that this area had the potential to be mineralized. Drilling in 1970 to test this central area was successful in defining mineralization and better establishing the limits of the fault offset portions of the copper zone. This increased the known lateral extent of the deposit significantly.

Following the 1973 drill program, Noranda did no further field work at Morrison. In 1988 the company investigated the gold content of the deposit by assaying 477 composite samples. Noranda completed preliminary pit design and operating studies in 1988 and 1990. The purpose of the studies was to establish whether Morrison could supply feed to the Bell Mine, however Noranda concluded that at that time, such an operation would not be economic.

According to the documents provided by PBM, no further work was done on the Morrison property until Booker Gold Exploration (now Pacific Booker Minerals Inc.) optioned the property and initiated exploration programs in late 1997 with a till geochemical survey.

Between 1998 and 2003 PBM completed surface backhoe trenching and 82 diamond drill holes totaling 25,245 metres within the limits of the Morrison deposit previously drilled by Noranda. In 2005, four additional exploration holes (957 m) were completed and four, large diameter PQ holes (700 m) were drilled for metallurgical samples twinning older holes. Seven geotechnical holes (1464 metres) were completed in 2006 but were not assayed. Eighteen condemnation holes (643 metres) were also completed in 2006 in outlying areas that were regarded as potential plant, waste and tailings sites. These holes were logged but not assayed as no visible mineralization was encountered. Several of these holes were subsequently used for water monitoring.

6.1

Historic Resource Estimates

The earliest published resource estimate for the Morrison deposit is presented by Carson and Jambor (1976) in CIM, Special Volume 15, as part of their geological studies on the Morrison project. The resource is stated in their technical paper as “geological reserves” of approximately 86 million tonnes averaging 0.42% Cu, calculated at a cut-off grade of 0.30% Cu. This resource evaluation was based on 95 diamond drill holes. There is no description on the evaluation method, resource/reserve classification

MORRISON PROJECT

scheme, and as to whether a preliminary pit design and economic study were undertaken to define this resource as a geological reserve.

A resource model of the Morrison deposit based on the 95 Noranda diamond drill holes was developed in 1992 (Ogryzlo et al. 1995). This estimate included the addition of gold assays from pulp composites from the old Noranda drilling. The mineralized zones were defined into specific geological domains based on geological controls and grade distribution within the deposit, and an inverse distance block model at various copper cut-off grades was developed to generate preliminary resource estimates. The indicated and inferred resources were calculated at 190 million tonnes grading 0.40% Cu and 0.21 g/t Au to a depth of 300 m at a cut-off grade of 0.30% Cu. An open pit resource based on a 0.75:1 waste to ore strip ratio was estimated at 58 million tonnes at 0.41% Cu and 0.21 g/t Au. The classification scheme for these resource estimates is not defined, but it probably conformed to the methods applied for resource and reserve estimations at the Bell Mine.

In 2002, Ed Kimura completed a manual polygonal resource estimate based on geological interpretation and modeling of the Morrison deposit on 14 cross-sections. In a separate procedure, the sectional geological models were converted into three-dimensional wire frames by SNC Lavalin; this model was, in turn, developed into a 12 by 12 m block model with geostatistically-generated block grades. Preliminary open pit configurations were developed from the geostatistical block model by Snowden.

The preliminary pit designs and resource estimates were based on metal prices of US$0.70/lb Cu and US$324/oz Au and estimated recoveries of 85 and 65% respectively. The results at a 0.3% Cu cut-off grade are shown in the following table.

Table 6-1 2002 polygonal resource estimate by Kimura

Classification	Ultimate Pit	Optimized Pit
	Tonnes	%Cu	g/t Au	Tonnes	%Cu	g/t Au
Measured	43,700,000	0.46	0.22	8,100,000	0.53	0.27
Indicated	18,400,000	0.46	0.22	4,300,000	0.54	0.24
Meas. + Ind.	62,100,000	0.46	0.22	12,400,000	0.53	0.26
Inferred	8,900,000	0.52	0.21	2,800,000	0.65	0.22

In 2003 Snowden Mining Industry Consultants (Pty) Ltd. completed a resource estimate and preliminary pit optimization study of the deposit. Their Kriged resource estimate reported at a cut-off grade of 0.3% Cu is shown in Table 6-2.

Table 6-2 Snowden 2003 kriged mineral resource estimate

Category	Tonnes (Mt)	Cu%	Au g/t
Measured	80.3	0.44	0.20
Indicated	35.0	0.43	0.19
Meas. + Ind.	115.3	0.44	0.20
Inferred	49.8	0.44	0.20

Snowden’s preliminary pit optimization used metal prices of US$0.85/lb copper and US $325/oz gold and respective recoveries of 88% and 65%. Results of the ‘most likely’ case were 79.3 million tonnes grading 0.42% Cu and 0.2 g/t Au with a strip ratio of 0.54.

MORRISON PROJECT

In 2004, Beacon Hill Consultants (1988) Ltd. completed a Preliminary Assessment on the Morrison and Hearne Hill deposits. The resource estimate reported at a cut-off grade of 0.3% Cu is shown in Table 6-3.

Table 6-3 Beacon Hill 2004 kriged mineral resource estimate

Category	Tonnes (Mt)	Cu%	Au g/t
Measured	55.6	0.465	0.26
Indicated	30.0	0.428	0.26
Meas. + Ind.	85.6	0.452	0.257
Inferred	1.2	0.36	0.26

Beacon Hill’s pit optimization used metal prices of US $0.90/lb Cu and US $350/oz gold and recoveries of 88% Cu and 70% Au. A two-phase pit was recommended with the total ore extracted amounting to 86.9 million tonnes grading 0.45%Cu and 0.257 g/t Au with an ultimate strip ratio of 1.44. The waste portion included potential low-grade stockpile material amounting to 28.15 million tonnes with a grade of 0.278% Cu and 0.123 g/t Au.

Beacon Hill concluded that there is potential for a viable open pit mine and that a 25,000 t/d production rate was the most economically attractive option at the time.

The Hearne Hill deposit was judged to have no indication of economic viability.

7

GEOLOGICAL SETTING

7.1

Regional Geology

The Morrison deposit is situated on the northern edge of the Skeena Arch in a region underlain by volcanic, clastic and epiclastic rocks ranging in age from the Lower Jurassic to Lower Cretaceous, including the Takla Group, Hazelton Group, Bowser lake Group, Skeena Group and Sustut Group (Carter,1976). The rock units are disrupted by a series of dominantly north to northwesterly-trending faults into uplifted blocks, downfaulted grabens and tilted fault blocks, and this has resulted in older lithologic units being juxtaposed and locally truncated against younger rock units (Figure 7-1).

Intrusive rocks in the area include the Early Jurassic diorite and granodiorite Topley Intrusions, Eocene rhyolite and rhyodacite intrusions, and most importantly from an economic viewpoint, the Eocene Babine Igneous Suite which consists of quartz, hornblende, biotite and plagioclase phyric intrusions (Carson and Jambor, 1976).

MORRISON PROJECT

Figure 7-1 Regional Geology

7.2

Local and Property Geology

The following was extracted from a report prepared by E.T. Kimura, P.Geo. Consulting Geologist dated 4 February, 2003.

The dominant geological feature on the Morrison property is the Morrison Graben that transects the property in a north-northwesterly trend (see Figure 7-1). The 1.5 to 2.0 km wide graben is spatially host to the siltstone, sandstone and greywacke sedimentary sequence of the Upper Jurassic Ashman Formation on the northern half of the property, and younger sandstone, shale and siltstone units of Lower Cretaceous Skeena Group to the south. Much of this southerly part of the graben is overlain by glacial overburden. These lithologic sequences have been down-faulted into the graben structure relative to the older volcanic and sedimentary rock units of Lower to Middle Jurassic Telkwa Formation, Saddle Hill Volcanics and Smithers Formation that flank the Morrison Graben to the east and west. All of the

MORRISON PROJECT

above rock units are locally intruded by Eocene-age Babine Intrusions that occur as small stocks, plugs and dyke-like bodies of biotite feldspar porphyry, quartz diorite and granodiorite. More importantly on the Morrison property, the copper-gold porphyry mineralization is developed in a BFP (biotite feldspar porphyry) plug and related dyke-like bodies that intrude the siltstone/sandstone unit of the Ashman Formation. The Hearne Hill copper-gold porphyry lies 2.0 km to the southeast on the flank of the Morrison Graben (Figure 7-2).

Figure 7-2 Property Geology

MORRISON PROJECT

7.3

Ashman Formation

The Ashman Formation consists primarily of siltstone, sandstone, greywacke and minor conglomerate sequences. These were initially recognized in an area 10 km southeast of the Morrison property. Fossil identification at this locality indicated that these rock units are of Upper Jurassic age.

The Ashman Formation on the Morrison property is represented as a down-faulted sequence of siltstone, sandstone, silty argillite, minor conglomerate and greywacke into the Morrison Graben. Medium to dark grey, very fine to fine grained siltstone is the most abundant rock type. The siltstone in and around the Morrison deposit as recovered in drill core is commonly biotitized and locally chloritized. This type of alteration generally imparts a dark greyish green to almost black colouration to the siltstone. The siltstone locally appears to be hornfelsed into an almost cherty-textured rock. The sandstone component of the Ashman Formation is occasionally silicified, and the rock unit then has a fine sugary texture.

7.4

Babine Intrusions

A BFP plug of the Eocene-age Babine Intrusions intrudes the older siltstone and greywacke sequence of the Ashman Formation. The near-vertical plug has been faulted and offset with dextral movement along the two principal northtrending East and West Faults and related subparallel subsidiary faults. Application of palinspastic reconstruction of the intrusive body suggests that the original plug was a 600 to 700 m size irregularly- elongated to semi-circular-shaped body that bifurcates northward and southward into several 40 to 100 m wide dyke-like offshoots and smaller fingers. Surface trenching and diamond drilling have defined a number of 1.0 to 10.0 m wide BFP dykes that occur around the peripheral margin of the main BFP plug. These dykes and elongated bodies crudely conform to the dominant northerly structural trend. The BFP at Morrison property is typically a fine to medium grained crowded biotite-hornblende-feldspar porphyry of quartz diorite composition. There are abundant 1.0 to 5.0 mm-size plagioclase phenocrysts that impart a distinctive speckled texture. The porphyry is commonly potassically altered with weak to strong development of secondary biotite in the form of fine to medium-sized grains and also as fine matted clots. Locally, the biotitization is developed in the BFP as a very dark pervasive overprint.

7.5

Skeena Group

The extension of the Morrison Graben immediately south of the Morrison deposit is occupied by down-faulted quartzo-feldspathic sandstone, dark grey siltstone and dark grey to black carbonaceous mudstone of the Lower Cretaceous Skeena Group. This interpretation is from MacIntyre (1997). None of these rock units have been encountered in Morrison drill core or observed as surface exposures on the Morrison property.

7.6

Major Structural Features

The Morrison Graben is the dominant structural feature on the Morrison property. Geological evidence indicates that the development of this north-northwesterly structure is late-Eocene or younger as rock units such as the Babine Intrusions have been truncated and offset by the bounding faults of the graben. The fault that bounds the eastern margin of the graben is correlated with the Morrison Fault. Ogryzlo (1995) presented a geologic concept whereby the Morrison Fault dextrally disrupted the Morrison/Hearne Hill copper-gold porphyry system into two displaced bodies, 2.0 km apart, with the Morrison deposit representing the downward extension of the higher level Hearne Hill deposit.

MORRISON PROJECT

Structural movement during development of the Morrison Graben possibly triggered the development of subparallel and subsidiary faults such as the East and West Faults. These faults have displaced the Morrison deposit with dextral en echelon-oriented offsets. These dextral offsets have been accentuated to some degree by a family of subsidiary faults that are subparallel and related to the East and West Faults.

8

DEPOSIT TYPE

The Morrison deposit is classified as a calc-alkaline copper-gold porphyry with an alkalic trace element signature (Ogryzlo et al 1995), which may reflect a mixed alkaline/calc-alkaline parentage for the Babine Igneous Suite. The geologic settings of the host rock relationships, structural development and the general style of the hydrothermal alteration and mineralization at Morrison are similar to other porphyry deposits in the northern Babine Lake area.

9

MINERALIZATION

Hydrothermal alteration at Morrison is similar to that at other Babine porphyry copper deposits (Carson and Jambor, 1974). Alteration is concentrically zoned with a central biotite (potassic) alteration core surrounded by a chlorite-carbonate zone. A third alteration facies, clay-carbonate alteration, is considered retrograde and associated with major faults and shears and subsidiary fracture zones. No well developed phyllic zone has been identified.

Sulphide mineralization at Morrison shows strong spatial relationships with the underlying intrusive (BFP) plug and associated alteration zones. The central copper-rich core is hosted mainly within a potassically altered BFP plug with intercalations of older siltstone. This plug was initially intruded into the siltstone unit as a near-vertical subcircular intrusion approximately 700 m in diameter. It was subsequently disrupted by the East and West faults and now forms an elongated body extending some 1500 metres in the northwest direction.

Chalcopyrite is the primary copper-bearing mineral and is distributed as fine grained disseminations in the BFP and siltstone, as fracture coatings or as stockworks of quartz veinlets in which the chalcopyrite occurs as coarse grains (1 - 3 mm) within veinlets that range from 1.0 mm to approximately 15 mm in width. Minor bornite occurs within the higher grade copper zones as disseminations and associated with the quartz-sulphide stockwork style of mineralization.

Polished-section studies have also shown that, in addition to chalcopyrite and pyrite, magnetite and minor bornite are present in the low-grade core of the deposit. Magnetite is a finely disseminated original constituent of the BFP and siltstones, and is most abundant in the western segment of the copper zone. Many magnetite grains are partly altered to hematite, which seems to be most abundant at the outer 0.2% Cu boundary. No iron oxides have been observed in the pyrite halo.

Diamond drilling, geological mapping and detailed polished-sections studies performed by Caron and Jambor (1976), indicate that pyrite and chalcopyrite have a well-defined zonal relationship. Although pyrite predominates in the pyrite halo, the 0.2% copper isopleth precisely marks a change in pyrite-tochalcopyrite ratios; chalcopyrite consistently exceeds pyrite in samples only from the inside of this boundary. Although the absolute abundance of pyrite decreases toward the centre of the Morrison deposit, disseminated grains of pyrite persist throughout the copper zone and in the low-grade core.

MORRISON PROJECT

Molybdenum is present in smaller and somewhat spatially restricted amounts, particularly in the southeast portion of the deposit. Rare arsenopyrite and sphalerite have been noted locally in carbonate-cemented brecciated veins within and near the faults and in smaller parallel shears.

A pyrite halo is developed in the chlorite-carbonate altered wall rock surrounding the copper zone. The pyrite mineralization characteristically occurs as thin (0.1 to 5.0 cm) fracture-fillings and quartz-pyriteminor chalcopyrite stringers in the form of stockwork within the halo. There is a crude zonation to the pyrite development with coarse (0.5 to 5.0 mm) disseminated crystals within the inner parts of the halo where pyrite content ranges from 5 to 15% by volume. Pyrite in the outer zone is predominantly developed as a stockwork and averages 1 to 2% by volume accompanied by weak copper mineralization (<0.1%). The pyrite halo is developed as a more extensive zone around the eastern and southeastern segment of the Morrison deposit. Drilling and geophysical surveys indicate that the halo at this position attains widths up to 500m with up to 15% pyrite for the inner margin and decreasing abruptly to 1 to 2% in the outer two thirds of the halo. The pyrite halo is more restricted at the western and northwestern segments of the deposit where pyrite abundances decrease more gradually to the 3 to 5% range. The siltstone host rock at this location is intruded by large northerly-trending BFP and rhyodacite dykes.

10

EXPLORATION

Exploration work by Noranda prior to 1997 is described in Section 6. Assay data from the old Noranda drilling was not used in recent resource estimatations nor is it used in the present study.

Three phases of exploration were co-ordinated and conducted on the Morrison property during the period from January 1998 to July 2002 by PBM. The programs consisted primarily of diamond drilling (see Section 11), backhoe trenching, geochemical till sampling and geophysics.

During the Phase I program (fall 1997) a total of 273 C-horizon till samples were collected on a 100m grid pattern and analyzed by Acme Analytical Laboratories for 32-element ICP plus a separate gold analysis. A significant copper anomaly was defined over the Morrison deposit area with a prominent 500 metre southerly-trending dispersion train. No other anomalies indicative of potential outlying mineralized zones were identified.

The blackhoe trenching program consisted of re-excavating the old Noranda trenches and parts of existing access roads. Exposures were mapped and chip samples were collected, initially at 5.0 m intervals, and at a later date at 10 m intervals when it was determined that mineralization is generally quite consistent over these lengths. All samples were analyzed by ACME Analytical Laboratories Ltd. for 30-element ICP analyses plus gold by fire assay. The results generally confirmed the geological interpretation for the limits of the mineralization and the information was applied for planning and designing the diamond drill programs.

In the phase II program several old trenches were extended along the western and northwestern periphery of the Central and Northwest Zones to the west, with the objective of defining the transitional contact between the copper-gold mineralized zone and pyrite halo. The old Noranda Road that peripherally skirts the west and southwest side of Morrison deposit was also excavated. Geological mapping of the trench exposures confirmed the occurrence of numerous BFP dykes in siltstone within the pyrite halo. Many of these predominantly northerly-trending dyke-like bodies are weakly potassicaltered and mineralized with disseminated pyrite, quartz-pyrite veinlets and weak copper mineralization.

Ground magnetic and IP geophysical surveys were completed during the period 12 to 21 October 2000 as part of the Phase II program. The surveys were located at the northwest sector of the property with

MORRISON PROJECT

the objective of defining the contact between copper-gold zone and the pyrite halo. The surveys consisted of 11 lines at 100 m spacing totalling 11 line km. The work was contracted to Peter E. Walcott and Associates Ltd. Interpretation of the results indicated potential northerly extensions to the Central and Northwest Zones.

11

DRILLING

The following table presents the summary of core drilling carried out by PBM on the Morrison project since 1998. A total of 8399 intervals were initially assayed for Cu and Au representing 25,299 metres of core. Recent assaying of pulps/rejects for molybdenum brings the total number of Mo analyses to 6057 representing 18,341 metres of core.

Table 11-1 Drilling Summary 1998-2006

Year	Core Size	Holes Drilled	Total Metres	Type
1998	NTW	3	949.8	Exploration
1999	NTW	1	454.5	Exploration
2000	NTW	19	5,322.3	Exploration
2001	NTW	40	10,518.5	Exploration
2002	NTW	20	5,578.2	Exploration
2003	NTW	9	2,421.1	Exploration
2005	NTW	4	957.0	Exploration
2005	PQ	4	700.0	Metallurgical Sampling
2006 2006	HQ HQ	7 18	1,845.0 643.3	Geotechnical (not assayed) Condemnation (not assayed)

Reported core recovery during PBM’s drill programs has been excellent, averaging approximately 97%.

11.1

Collar Surveying

Drill hole collar positions for all of the PBM diamond drill holes have been surveyed by A.D.S. Surveying and Mapping Ltd. of Calgary, Alberta (formerly A.D.S. Engineering Ltd. at Smithers, B.C.). The most recent survey was carried out between April 3-10, 2006. Collar locations are illustrated in Figure 11-1.

11.2

Downhole Surveying

Down-hole surveys for the first 23 holes were restricted to only standard acid tests for inclination. The next 26 holes were surveyed with a Tropari instrument. A single-shot Sperry-Sun instrument was used for the subsequent holes. The surveys were measured routinely at 15 m below collar, and then at every 100 m interval down-the-hole.

The down-hole readings from Tropari and Sperry-Sun surveys were frequently quite erratic and often indicated unrealistic hole deviations. For most instances the first readings 15 m below collar are inapplicable readings as they often indicated 5° to 7° deviation from collar azimuth. These erratic readings are probably related to the instruments being too close to the drill rig and casing. Many readings for a number of holes were very erratic, and these are probably attributed to magnetism in the rock at the depth of measurement. In order to rationalize the problem, all the survey readings have been re-evaluated

MORRISON PROJECT

as to their reliability by checking the degree of deviation of each reading against the more normal deviation. All spurious readings have been deleted from the database, and this often included the entire down-hole survey for an individual hole. The average down-the-hole inclinations for 45 to 60° inclined holes flatten by 0° to 2° over 350 m with a maximum of 4°. Kimura (2003) recommend probing a few holes with other methods such as Lite-log that are unaffected by magnetism in the rock.

Figure 11-1 Drill hole plan

MORRISON PROJECT

12

SAMPLING METHOD AND APPROACH

12.1

Drill Core

Diamond drill core is delivered to the PBM core logging facility by the drillers at the end of each shift. The core is initially examined by a technician who completes the geotechnical log according to recognized geotechnical logging standards. Geotechnical data is collected for each 3.05 metre (10 foot) drill run, and this includes recording core recovery, RQD, rock hardness, and fracture frequency for several fracture orientations relative to the core axis. Originally PBM’s field procedure included photographing the core once the geotechnical logging was completed. This was standard procedure for the first four (4) holes completed by PBM but the practice was not continued. The procedure was reinstated in the spring of 2001 starting with hole MO-01- 28. As a result, photographs are not available for holes MO-00-05 to MO-01-27. All data is compiled into a file folder for each drill hole.

Geotechnical logging is followed by detailed geological logging performed by PBM’s contract geological staff. Each 3.05 metre drill run is logged for lithology, structure, alteration and mineralization. Graphic logs of lithology, structure and vein types are also completed. The core logging is completed using a standardized geological legend. This legend has evolved from the geological fieldwork of various geologists who have worked on the project. The geological logging codes are provided in Appendix D.

Finally samples are also collected at the 3.05 metre intervals corresponding to each drill run. Shorter intervals are occasionally sampled at the beginning and end of each hole depending on the start of bedrock and where the hole is stopped, respectively. Unique samples numbers are assigned by a sampling technician who records the sample intervals and sample numbers on a separate drill hole sampling record. The technician also staples a sample tag to the beginning of each sample interval in the core box. The sampling record sheet allows the regular insertion of QA/QC materials into the sample stream to be accurately recorded.

With the exception of holes M0-98-01 to MO-00-11, which were manually split, all drill core is sawn in half. One half is bagged and tagged for submission to the primary assay laboratory and the second half is kept as a permanent record of the lithology in the core storage area at the PBM camp. After sawing and bagging the individual samples, they are placed in rice bags driven to Burns Lake or Houston and shipped via Bandstra Transportation to the primary assay lab.

All core handling and sampling procedures are supervised by PBM’s contract geological staff.

12.2

Trench Samples

All surface trenching was performed by a backhoe which re-excavated the earlier Noranda bulldozer trenches and roads. PBM reports that after re-establishing the trenched, the bedrock exposure was cleaned by mucking with shovels and in some cases cleaned with water from a hand fire pump. The exposures were then mapped by PBM’s contract geological staff. Samples were taken along the trenches by collecting continuous chips with a hammer and moil. Sample lengths ranged from 1.0 metres to 22.0 metres in length, with the majority being 5.0 to 10.0 metres in length.

Trench data was not used in the present block model estimate but geologic information was used for lithologic modeling.

MORRISON PROJECT

13

SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1

Quality Assurance / Quality Control Program

PBM implemented a full quality control program at Morrison in September 2000 starting with hole MO-00-17 and continuing for all subsequent holes and programs. This includes regular insertion of standards blanks and duplicates into the sample stream and submission of 10% of all core samples to a second lab for check assay.

For materials inserted into the sample stream a sample sheet is filled out for each drill hole specifying where and which material is to be used. For every 40 samples a total of seven samples are quality control, including three standards, two duplicates and two blanks. One of these materials is inserted every 6 samples and the spacing between materials of the same type is 18 samples.

The sample batches are packed in rice bags, secured and transported by PBM personnel to Houston or Burns Lake, at which point Bandstra Transportation delivers the samples to ACME Laboratory in Vancouver.

13.1.1

Standards

The PBM Standards were prepared by CDN Resource Laboratories Ltd. in Delta B.C. These standards are prepared from selected Morrison core reject material of similar grade that are combined to make an approximate 25 to 30 kg composite sample. The following preparation procedure is followed:

·

Select drill core rejects from Morrison samples of similar copper and gold grade to make up a 25 to 30 kg composite sample.

·

Composite sample is dried.

·

Material is crushed and pulverized to –200 mesh.

·

The –200 mesh fraction is mechanically mixed for four days to homogenize the material.

·

Four sets of eight separate splits are taken from the homogenized material, and the sets are sent to four different laboratories for round-robin analysis. Laboratories selected were Assayers Canada, ALS Chemex, Bondar Clegg and IPL Laboratories

·

Standards are bagged in approximately 100 g packages to represent a prepared pulp standard.

Four Morrison site standards with varying copper and gold grades were prepared (Table 13-1) along with a blank standard from barren Morrison drill core rejects (2001-A). Three sets of certified reference standards were also purchased from Rocklabs Ltd., primarily for gold. These were packaged in 30 g plastic sachets, so the laboratories were only able to assay the material once as there was insufficient material to perform a duplicate assay.

Table 13-1 Morrison project certified reference materials

Standard	Origin	Cu value (%)	Au value (g/t)	Used on Holes	Insertion rate
PBM	Site material	0.449 +/- 0.0128	0.264+/- 0.025	MO-00-17 – MO-02-82	1 every 20
DRM3	Rocklabs	0.360+/- 0.010	1.38	MO-00-20 – MO-01-52	1 every 35
OX8	Rocklabs	-	0.186 +/- 0.018	MO-00-20 – MO-01-52	1 every 35
OX9	Rocklabs	-	0.465 +/- 0.029	MO-00-21 – MO-01-53	1 every 35
S3	Rocklabs	-	0.939 +/- 0.054	MO-00-20 – MO-01-49	1 every 35
2001-A (blank)	Site material	0.018 +/- 0.003	0.018 +/- 0.005	MO-01-55 – MO-05-94	1 every 20
2001-B	Site material	0.156 +/- 0.009	0.053 +/- 0.011	MO-01-55 - MO-05-94	1 every 35

MORRISON PROJECT

Standard	Origin	Cu value (%)	Au value (g/t)	Used on Holes	Insertion rate
2001-C	Site material	0.303	+/-	0.011	0.198	+/-	0.019	MO-01-56	- MO-05-94	1 every 35
2001-D	Site material	0.636	+/-	0.018	0.192	+/-	0.007	MO-01-56	- MO-05-94	1 every 35

For standards, the accepted range should be the accepted value plus or minus two standard deviations and less than 5% of the results from the submitted standard material should fall outside these limits. The results of analyses on Rocklabs standards (Table 13-2) show that the mean values from the Acme analyses are all slightly higher than the recommended values suggesting a slight bias, however the mean Acme values do fall within two standard deviations of the recommended value and are therefore acceptable.

Table 13-2 Results of Rocklabs standards analyses at Acme

Standard	Number of Analyses	Recommended Au Value +/- 2 SD	Mean Acme Au value (g/t)	% Diff.	Recommended Cu Value +/- 2 SD	Mean Acme Cu value (%)	% Diff.
DRM3	25	1.38	1.44	4.3	0.360+/- 0.010	0.37	2.7
OX8	23	0.186 +/- 0.018	0.193	3.8	-	-
OX9	25	0.465 +/- 0.029	0.476	1.9	-	-
S3	25	0.939 +/- 0.054	0.965	2.8	-	-

Results from the Morrison standards prepared from site material show a slight negative overall bias for both Cu and Au (Figures 13-1 to 5). Otherwise the laboratory performance is judged to be acceptable as very few values exceed 2 standard deviations from the accepted mean value.

MORRISON PROJECT

Figure 13-2 Sample sequence chart - Site Standard (Au)

Booker Standard 2001-B Cu (%)
2005 Drilling
ACME Cu (%)
Mean
Mean+2SD
Mean-2SD
Mean+3SD
Mean-3SD
% Cu
0.220
0.200
0.180
0.160
0.140
0.120
0.100
1
2
3
4
5
6
7
8
Sample Sequence

Booker Standard 2001-B- Au (g/t)
2005 Drilling
ACME Au (g/t)
Mean
Mean+2SD
Mean-2SD
Mean+3SD
Mean-3SD
g/t Au
0.120
0.100
0.080
0.060
0.040
0.020
0.000
1
2
3
4
5
6
7
8
Sample Sequence

Figure 13-3 Sample sequence charts - 2005 Drilling Standard 2001-B

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Figure 13-4 Sample sequence charts - 2005 Drilling Standard 2001-C

Booker Standard 2001-D- Cu (%)
2005 Drilling
ACME Cu (%)
Mean
Mean+2SD
Mean-2SD
Mean+3SD
Mean-3SD
0.75
0.7
0.65
0.6
0.55
0.5
% Cu
1
2
3
4
5
6
Sample Sequence

Booker Standard 2001-D- Au (g/t)
2005 Drilling
ACME Au (g/t)
Mean
Mean+2SD
Mean-2SD
Mean+3SD
Mean-3SD
0.240
0.220
0.200
0.180
0.160
0.140
0.120
g/t Au
1
2
3
4
5
6
Sample Sequence

Figure 13-5 Sample sequence charts - 2005 Drilling Standard 2001-D

MORRISON PROJECT

13.1.2

Duplicates

Duplicates have been regularly prepared, once every 20 samples, starting with hole MO-98-03. The first half of the core was submitted as the original sample with a second bag being submitted to the lab empty but with the tag from the next sample number in the sequence. At the lab after the original sample had been jaw crushed the sample material was riffle split with half of the material being retained as the original sample and the second half being used as the duplicate. The results are shown in the following scatterplot charts.

Original vs Duplicate Analyses (Cu)
Original Analyses % Cu
Duplcate Analyses %Cu
0.00
0.20
0.40
0.60
0.80
1.00
1.20

Figure 13-6 Duplicate assays – Cu

MORRISON PROJECT

Figure 13-7 Duplicate assays - Au

13.1.3

Check Assays

In 2001, 174 pulps from the 1998 and 2000 series of holes were sent to Bondar Clegg for check assays. Pulp samples from holes MO-01-24 to MO-01-62, comprised of 307 pulp samples and 34 reject samples were sent to ALS Chemex for rechecks. A total of 34 reject samples from the same series were also re-checked at ALS Chemex with similar results. Scatterplots of the data (Figures 13-8 to 11) show generally good correlation with Acme showing a slight low bias for Cu compared to the other labs which matches the trend shown in the standard charts.

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Figure 13-8 Pulp check assays for Cu - Acme vs Bondar Clegg

Figure 13-9 Pulp check assays for Au - Acme vs Bondar Clegg

MORRISON PROJECT

Figure 13-10 Pulp check assays for Cu - Acme vs ALS-Chemex

Figure 13-11 Pulp check assays for Au - Acme vs ALS-Chemex

MORRISON PROJECT

13.2

Laboratory Procedures

ACME Analytical Laboratories is the primary assay laboratory for the Morrison project. Except for four drill holes in the Phase I program, all the sample preparation, analyses and assaying for copper and gold have been performed by ACME. ALS Chemex performed majority of the check assaying of the pulp samples. Core Samples from the first 15 drill holes were analyzed by 35-element ICP method with a separate fire assay for gold. Thereafter, all core samples from drill hole 16 to 94 were initially assayed for only copper and gold.

In 2006 and 2007 all available pulps from drilling within the mineralized zones were re-assayed for molybdenum at ACME. Where pulps were unavailable, coarse reject samples were analyzed.

14

DATA VERIFICATION

GeoSim accepts that the data provided by PBM are valid and accurate for the purposes of this study, based upon inspection and validation by qualified, independent consultants (Snowden 2003), in addition to review in previous independent studies performed on behalf of PBM (SNC 2002 and Kimura 2003).

All geological, geotechnical and assay data for the Morrison project has been entered into am MS Access database using Gemcom software. A feature of this software is a data verification subroutine. This allows the user to verify that all entries conform to the specified entry types for a given field (real number, whole number, string, etc.) and checks to ensure that interval data is defined properly (no undefined intervals, no overlapping intervals).

This data verification subroutine was run on a regular basis after periods of data entry. If errors were detected, the original drill logs were reviewed and appropriate corrections were made. It should be noted that if an entry conformed to the definition for that field but was in error, that this subroutine would not detect the error.

In September, 2002 PBM’s database was audited for errors by Keller Geoservices Ltd. (“KGL”) (Keller,02). KGL examined 6.5% of the total database, examining all tables and fields and making direct comparisons to original records. KGL determined that the database had an overall error rate of 10.6%, which is significantly higher than the acceptable rate for mineral resource estimation purposes.

Many of the errors identified by KGL are related to improper entry of interval data, resulting in errors where the database and the original record exhibit an error of 0.01 metres. Excluding these errors resulted in an overall error rate of approximately 2.5%, although the error rate for the alteration coding in the database indicated an error rate of 9.3%.

15

ADJACENT PROPERTIES

The Morrison deposit lies in a well known, historically significant porphyry copper district that hosts more than a dozen deposits and occurrences, all spatially related to the Eocene Babine Intrusions (Carter et al, 1995). The most significant of these are Noranda’s past producing Bell and Granisle mines, which lie 25 and 30 kilometres southeast of the Morrison deposit, respectively. PBM’s Hearne Hill deposit lies 2.0 kilometres southeast of Morrison. The Hearne Hill Property has been extensively explored, and a comparatively small but high grade copper-gold resource in two breccia pipes within a larger porphyry system has been defined.

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The mineral resources and reserves for the Bell and Granisle, as reported by Carter et al (1995), are shown in Table 15-1.

Table 15-1 Reported resources and reserves for adjacent properties

Mineral resource	Reserve (mined)
Property	Million Tonnes	Cu (%)	Au (g/t)	Million Tonnes	Cu (%)	Au (g/t)
Bell	296	0.46	0.20	77.2	0.47	0.26
Granisle	119	0.41	0.15	52.7	0.47	0.20

15.1

Hearne Hill Deposit

The folowing was extracted from a report prepared by E. T. Kimura, P.Geo. Consulting Geologist dated 1 January, 2002.

PBM, in addition to the Morrison deposit, owns the Hearne Hill Property which lies adjacent to the Morrison in the Babine Lake area of central British Columbia. An exploration program was completed during the period from May 1993 to October 1997. The main objectives for the project were to determine if additional high grade copper-gold breccia pipes deposit.

The exploration programs were successful in discovering and defining a second well mineralized copper-gold breccia pipe within the larger lower grade copper porphyry system. This breccia pipe referred to as the Peter Bland Zone was discovered after the uncovering of well-mineralized float boulders in trenches upslope from the Chapman Zone, and which, in turn, directed the follow-up diamond drilling in the general area northeast and upslope from the float train. Preliminary resource estimates were reported at a 0.40% Cu cut-off grade by geostatistical methods for the Peter Bland Zone and the adjacent and previously-known Chapman Zone as shown in Table 15-2. These estimates while considered relevant do not conform to 43-101 requirements and should not be relied upon.

Table 15-2 Hearne Hill Historic Resource

Classification	Zone	Tonnes	% Cu	g/t Au
	Peter Bland	2,342,000	0.660	0.2 17
Indicated	Chapman	474,000	1.074	0.256
Total Indicated		2,816,000	0.730	0.224
	Peter Bland	226,000	0.568	0.245
Inferred	Chapman	22,000	0.682	0.160
Total Inferred		248,000	0.578	0.237

Note: Resources listed above do not meet the requirements of the 43-101 regulations and are shown for information purposes only.

The resources are based on geochemical methods of analyses for the core samples. By incorporating 622 re-analyses of gold content by fire assay method into the database, the resources for the combined two zones were calculated at the 0.40% Cu cut-off grade as 2,880,000 tonnes at 0.723% Cu and 0.233 gAu/t in the indicated classification, and 355,000 tonnes at 0.537% Cu and 0.210 gAu/t in the inferred classification. A significant component of the exploration programs consisted of drilling 142 holes totaling 33,493 m. A large proportion of this drilling was focused on defining the two breccia zones and exploring geochemical anomalies as potential breccia pipe targets. Additional drilling was allocated to exploring the larger porphyry system, the results of which have effectively confirmed submarginal copper and gold grades for the stockwork type of mineralization.

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16

MINERAL PROCESSING AND METALLURGICAL TESTING

16.1

Noranda Metallurgical Testing

The folowing information is taken from Mearns (1971) and Godbehere (1971).

Noranda submitted several samples of Morrison mineralization to its milling facilities in Noranda, Quebec for initial flotation test work. In September of 1970 two samples of crushed drill core identified as A and B and weighing 60 and 54 pounds respectively were submitted and then in February of 1971 a third sample, identified as C and weighing 355 pounds, was submitted. Brief summaries of the testing are given below. Detailed results can be found in Mearns (1971) and Godbehere (1971).

The flotation circuit used for all tests consisted of rougher/scavenger flotation followed by two stages of cleaning. Regrinding of the rougher concentrate was found to be necessary to produce higher grade concentrates (>25% Cu).

Samples A and B had assayed head grades of 0.68% and 0.51% copper respectively. Composites consisting of a 50-50 mixture of samples A and B were subjected to a series of. A grind time of 18 minutes was found to be optimum; producing 84.4% -200 mesh material. The work index for this grind was 18.0. Depending on the reagents used copper recoveries of 89.4% to 92.6% were attained.

Sample C had an assayed head grade of 0.52% copper and 0.011 oz./ton (0.377 g/t). In this series of tests a grind time of 15 minutes producing 75% -200 mesh material was found to be optimum (work index = 17.2). Flotation tests on this material returned copper recoveries of 87.6%.

16.2

Pacific Booker Metallurgical Testing

In May of 2002 PBM submitted approximately 28 kilograms of drill core rejects to International Metallurgical and Environmental Inc. (“IME”) of Kelowna, B.C. for flotation tests. The material represented mineralized BFP and was comprised of three contiguous sample lengths. The average head grade was 0.58 % copper and 0.23 g/t gold.

Results indicate that 88.4 % of the copper can be recovered to a flotation cleaner concentrate with grades of up to 27.6% Cu. Recovery of copper to the rougher concentrate was 96.4%. Results for gold show recoveries of over 50% to the final concentrate with grade in the range of 7.4 to 10.2 g/t. Rougher concentrate recoveries for gold were over 63%.

In late June 2002, PBM submitted further material to IME for test work, sending approximately 20 kilos each of mineralized siltstone and mineralized, clay carbonate altered BFP for analysis. IME completed the test-work on this material and concluded that copper and gold recoveries should range between 88-90% for copper and 50-70% for gold based on the test-work completed to date. These metallurgical recovery levels are similar to the recoveries achieved at the nearby Bell Mine.

In 2005 Process Research Associates Ltd. (“PRA”) completed a metallurgical test-work program to establish a metallurgical database for the Morrison Project (Tan, 2005). Samples used for the study were collected from four, large diameter PQ core holes drilled in 2005.

Test results showed that energy consumptions for the communition of the samples were intermediate or mildly intermediate. Low energy impact work indexes range from 6.7 to 8.5 kWh/t, Bond rod mill work

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indexes from 12.6 to 15.5 kWh/t at a discharge particle size of 14 mesh, and Bond ball mill indexes from 15.4 to 17.4kWh/t at a closing screen size of 100 mesh.

Baseline viability rougher flotation on the individual composites at P80 ~150µm yielded recoveries between 63% and 90% for gold, and from 70% to 93% for copper, on the samples with head grades of 0.1 to 0.4g/t Au and 0.3 to 0.6% Cu.

The PRA tests showed that some of the gold is closely associated with pyrite and detailed mineralogical examination was recommended. Other recommendations included further locked cycle tests to optimize flotation performance and a pilot plant scale test to collect more data for design and feasibility studies.

17

MINERAL RESOURCE ESTIMATE

17.1

Databases – General Description

Data from the 1998 – 2005 Morrison drilling programs has been compiled in a Microsoft Access database. This consists of collar location data, downhole surveys, lithologic intervals, alteration intervals and assay intervals for copper and gold. The author found that the assay data from four metallurgical holes had not been previously entered and this was corrected. Seven geotechnical holes completed in 2005 and 15 condemnation holes drilled in 2006 were not sampled.

Prior to 2006, molybdenum was not considered to have economic significance and had not been entered into the master database. After examining drill core from the southeast zone the author identified what appeared to be significant molybdenite-bearing intercepts and recommended that further investigation of the molybdenum potential be carried out. As a first step, all available molybdenum analyses were entered into the digital database. This comprised a total of only 1539 samples which was fewer than 18% of the intervals analyzed for copper and gold. As this number of assays and was not deemed sufficient for the purpose of resource estimation it was decided to re-analyze all available sample pulps or rejects from the recent drill programs for molybdenum. Between December 2006 and March 2007 a total of 5975 pulps and rejects were assayed for Mo at ACME Analytical Laboratories using a 4 acid digestion followed by ICP-ES analysis.

Data from the older Noranda holes has also been entered in the database but, as stated in previous studies, the quality and reliability of the assays do not meet 43-101 standards. Although the assay data was not used in the resource estimate, the geologic data was incorporated into the present lithologic and structural models.

The descriptive statistics for the analyzed intervals within all the domains used in the present resource model are shown in Table 17-1. Frequency distributions of copper, gold and molybdenum are illustrated in Figure 17-1 to 17-3.

The histogram for copper (Figure 17-1) shows a moderately skewed distribution with no strong bimodality evident. Histograms for Au and Mo show strongly skewed distributions but no bimodal character (Figures 17-2 and 3).

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Table 17-1 Statistics of assays within 0.1% Cu isopleth

	Cu %	Au g/t	Au g/t Capped @ 1.5 g/t	Mo %
n	7745	7745	7745	5468
Minimum	0.00	0.00	0.00	0.000
Maximum	1.81	15.17	1.50	0.147
Mean	0.36	0.19	0.18	0.005
Median	0.33	0.14	0.14	0.003
Std. Dev.	0.21	0.33	0.16	0.007
Variance	0.04	0.11	0.03	0.000
Coeff. 0f Var.	0.576	1.803	0.929	1.498

Figure 17-1 Frequency distribution of Cu

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Figure 17-2 Frequency distribution of Au

Figure 17-3 Frequency distribution of Mo

17.2 Topography

The most recent surface topography of the property was created by Eagle Mapping Ltd. in September, 2003 and produced from 1:30,000 scale aerial photography flown in 2001. The contour interval was 5 metres and the datum was NAD83 zone 9.

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The Morrison deposit lies between and on the flanks of two small hills with a small pond between (Figure 11-1). Surveyed drill hole collar elevations match the topography fairly well in the areas south and east of the pond (±3m) but elsewhere, they tend to be higher than the topographic base. This difference can be as much as 5-10 metres in the extreme northwest. Although the effect of this discrepancy on the block model resource estimate is regarded as minimal it does represent a loss of potentially mineralized material and should be corrected. This issue was also mentioned in the Beacon Hill Preliminary Assessment (2004).

There is significant overburden in areas of the deposit, particularly in the shallow valley occupied by the pond. A bedrock surface model was constructed using profiles drawn on section and this was used as the upper surface of the block model for grade estimation purposes.

17.3

Density

A total of 309 core samples from the 2001 and 2002 drilling programs were measured for specific gravity at Acme Analytical Laboratories in Vancouver. The statistics for the two major rock units and argillicsericite altered fault zones are shown in Table 17-2.

Table 17-2 Specific Gravity Statistics

	BFP	Sediments	BFP + Sediments	Fault Zones
Count	159	78	237	72
Minimum	2.57	2.50	2.50	2.27
Maximum	2.81	2.81	2.81	2.86
Mean	2.72	2.71	2.72	2.58
Median	2.73	2.71	2.72	2.61
Std. Dev.	0.041	0.056	0.047	0.13

The mean and median values between the BFP unit and the sedimentary rocks were almost identical and it was decided to use the overall mean/median value of 2.72/m3 for both units. The east and west fault zone blocks were assigned a density of 2.6 t/m3 .

17.4

Geologic Model

Lithologic codes were assigned to model blocks in a similar way to previous models which used a nearest neighbour method to determine which blocks between sections were within the intrusive rock (Snowden, 2003). As a first step, blocks within the intrusive (BFP) unit were determined by indicator kriging. This was accomplished by creating 6m downhole composites within the three main lithologies (BFP, sediments and fault zones). The composite intervals that corresponded with drill hole intercepts of the BFP unit were then assigned a value of 1 and all other composites assigned a zero value. Semivariograms of the resulting composite file were then modeled to establish nugget, sill and range values for use in the kriging runs. Indicator kriging was then used to assign blocks a value between 0 and 1 corresponding to the probability that the majority of a block was within the BFP unit. Blocks with a value of 0.5 or greater were then coded as BFP. All other blocks were coded as sedimentary rocks with the exception of those within the East Fault zone and a few blocks along the West Fault.

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17.5

Zone Constraints

Previous 3-dimensional model domains used for limiting block model estimations were based on a 0.2% Cu grade envelope and mineral resources were reported at a cut-off grade of 0.3% Cu (Snowden, 2003 and Beacon Hill, 2004). For the 2007 resource update it was decided to expand the grade envelope to a 0.1% Cu cut-off grade. This was considered justified for the following reasons:

·

Metal prices have increased significantly since 2004.

·

Copper and gold mineralization are not directly correlated

·

Significant molybdenum grades occur in the southeastern portion of the deposit

Despite this expansion of the constraining grade envelope, the ultimate extends did not change significantly in many areas as there tends to be a sharp decrease in the outer limits of copper mineralization grade between a grade of 0.2 and <0.1%. However, a number of areas previously treated as internal waste (<0.2% Cu) were above the 0.1% Cu cut-off as well as a significant portion to the northwest (Figure 17-4).

The most significant change made in the 3-D gradeshell model was the separation of the Central Zone domain into two zones separated by the West Fault (Figure 17-5). A few additional drill holes in the Southeast Zone also resulted in some modification of the grade envelope in that area.

For the purposes of block grade estimation, the four zones were treated as independent domains separated by hard boundaries. A block percent item was calculated for all blocks for each zone. For blocks spanning

Figure 17-4 Comparison of block model constraints based on Cu grade isopleths

Figure 17-5 Morrison structural domains within 0.1% Cu isopleth

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17.6

Extreme Grades

Grade distribution of Cu, Au and Mo in drill hole data was examined to determine if grade capping or special treatment of high outliers was warranted. It was concluded that capping of copper and molybdenum grades is not warranted as there are no significant outliers evident in the probability plots (Figure 17-6 and 17-7) and the coefficient of variation is fairly low at 0.576.

The log probability plot for Au (Figure 17-8) shows a number of outliers above a clear break around the 1.5 g/t level. This was selected as a top-cut value and assays were capped at 1.5 g/t prior to compositing. This affected a total of 21 samples and reduced the coefficient of variation from 1.8 to 0.93.

Figure 17-6 Log probability distribution plot of Cu assays

Figure 17-7 Log probability distribution plot of Mo assays

Figure 17-8 Log probability distribution plot of Au assays

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17.7

Compositing

Raw assay intervals were composited on 6 metre downhole intervals honouring domain boundaries. Gold assays were capped at 1.5 g/t prior to compositing. The descriptive statistics for the composites are shown in table 17-3.

Table 17-3 Summary statistics for all 6 metre composites

	Cu %	Au g/t	Mo %
Count	3860	3860	2666
Minimum	0.004	0.009	0.000
Maximum	1.674	1.336	0.086
Mean	0.360	0.176	0.005
Median	0.336	0.144	0.003
Variance	0.036	0.019	0.00004
Std. Dev.	0.189	0.137	0.006
Coeff. Of V.	0.524	0.777	1.253

17.8

Variogram Analysis

Pairwise relative semi-variograms for copper and gold were modeled for the revised central, east fault and southeast zone domains using the composited drill hole data (Figures 17-9 to 11). Normal variograms were modeled for molybdenum. The central zone model was also applied to the smaller west zone as there were insufficient samples in the latter for any meaningful spatial analysis.

Figure 17-9 Semi-variogram models for Cu by zone

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Figure 17-10 Semi-variogram models for Au by zone

Figure 17-11 Semi variogram models for Mo by zone

Results for all zone domains are summarized in Table 17-4

Table 17-4 Semi-variogram models

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Item	Zone	Variogram Model
		Orientation	co	c1	a1	c2	a2
		00° ->030°			200		200
		00° ->120°			28		118
		vertical	0.067	0.0552	53.5	0.1019	213
Au	East	00° ->045°			213		213
		00° ->135°			46		126
		00° ->040°	2258	984.5	98.9	2980	275
Mo	East	80° ->130°			81		225
		-10° ->130°			46		127

17.9

Block Model and Grade Estimation Procedures

A block model was created in Surpac using a block size of 20 x 20 x 12 metres. The parameters of the model are summarized in the following table:

Table 17-5 Block Model Extents

	Min	Max	Dist	size	# blocks
x	669850	671650	1800	20	90
y	6118500	6120100	1600	20	80
z	300	1092	792	12	66

Hard boundaries were used for the four zone domains such that only composites falling within the individual zones were used to estimate the blocks within them. Post-mineral dykes were treated as dilution as they were too narrow and discontinuous to model in 3 dimensions.

Blocks were estimated by ordinary kriging in three passes. The search ellipsoids were oriented parallel to the maximum directions of continuity as established by the principal axes of the variogram models. Search parameters are summarized in Table 17-6.

Table 17-6 Model search parameters

Item	Zone	Search Ellipse Orientation	Ratio to Major	Max Search (Pass)
		bearing	dip	Axis	1	2	3
	West &	-	-90		62	123	200
Cu	Central	044°	0	1.00	62	123	200
		134°	0	1.79	35	69	112
	West &	-	-90		62	123	200
Au	Central	020°	0	1.00	62	123	200
		290°	0	1.66	37	74	121
	West &	-	-90		37	74	222
Mo	Central	040°	0	1.42	26	52	156
		130°	0	2.25	12	23	69
		-	-90		60	121	180
Cu	East Fault	164°	0	1.00	60	121	180
		074°	0	2.78	22	44	65
		-	-90		60	121	180
Au	East Fault	160°	0	1.00	60	121	180
		070°	0	2.78	22	44	65
		080[0]	-83		46	92	275
Mo	East Fault	350°	0	1.72	27	53	160
		080°	7	2.53	11	21	63
Cu	East	-	-90		67	133	200
		030°	0	1.00	67	133	200

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Item	Zone	Search Ellipse Orientation	Ratio to Major	Max Search (Pass)
		bearing	dip	Axis	1	2	3
		120°	0	1.70	39	78	118
		-	-90		67	133	200
Au	East	045°	0	1.00	67	133	200
		135°	0	1.69	40	79	118
		040[0]	0		69	138	275
Mo	East	130°	80	1.22	57	113	225
		130°	-10	2.17	26	52	104

The following figures illustrate the grade distribution for Cu, Au and Mo in a plan view of the 800 level. Plan views of other levels are included in Appendix III.

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Figure 17-12 Cu grades - 700 Level

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Figure 17-13 Au grades - 700 Level

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Figure 17-14 Mo grades - 700 Level

The following figures illustrate grade distribution for Cu and Au on section 9190 N and Mo distribution on section 8910 N. Additional cross sectional views are included in Appendix III.

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Cu
SECTION 9190 N
% Cu
BLOCK GRADE
< 0.10
0.10 - 0.20
0.20 - 0.30
0.30 - 0.40
0.40 - 0.50
> 0.50
DRILL COMPOSITE
800Z
600Z
400Z
670300E
670500E
671000E

Figure 17-15 Cu grades - Section 9190 N

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Au
SECTION 9190 N
g/t Au
BLOCK GRADE
< 0.05
0.05 - 0.10
0.10 - 0.20
0.20 - 0.30
0.30 - 0.40
> 0.40
DRILL COMPOSITE
900Z
800Z
700Z
600Z
500Z
400Z
670300E
670400E
670500E
671000E

Figure 17-16 Au grades - Section 9190 N

Figure 17-17 Mo grades - Section 8910 N

The high grade zonation of copper, gold and molybdenum is illustrated in Figure 17-15. The Central Zone has two coincident high grade copper and gold zones while the southeastern area hosts significant molybdenum mineralization but lower Au grades.

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Figure 17-18 Zonation of metal distribution

17.10

Mineral Resource Classification

Resource classifications used in this study conform to the following definition from National Instrument 43-101:

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

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An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The estimated blocks were classified as measured, indicated or inferred based on the three kriging passes utilizing the search parameters shown in Table 17-6. Where blocks overlapped zone boundaries the majority code was assigned based on the calculated block partial percentage. To be classifies as measured a block was required to be estimated in the first kriging pass and have composite samples in at least 5 adjacent octants. Indicated blocks were required to be estimated in the second kriging pass and have composite samples in at least 3 adjacent octants. All remaining estimated blocks were assigned to the inferred category.

The following figures illustrate the distribution of the three classes in plan view and cross section.

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Figure 17-19 Block classification - 800 Level

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Figure 17-20 Block classification - 700 Level

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Figure 17-21 Block classification - 600 Level

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Figure 17-22 Block classification - Section 8910 N

Figure 17-23 Block classification - Section 9070 N

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Figure 17-24 Block classification - Section 9190 N

Figure 17-25 Block classification - Section 9430 N

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Figure 17-26 Block classification - Section 9550 N

17.11

Model Validation

Model verification was initially carried out by visual comparison of blocks and sample grades in plan and section views. The estimated block grades showed good correlation with adjacent composite grades. The mean of the global block grades at zero cutoff compare very well with the global means of the capped composites and raw assay data (Table 17-7).

Table 17-7 Global mean grade comparison

Kriged	mean grades g / t Au
Item	mean	comps	raw data
% Cu	0.33	0.36	0.36
g/t Au (capped)	0.16	0.18	0.18
g/t Au (uncapped)		0.18	0.19
% Mo	0.004	0.005	0.005

Swath plots were generated to assess the model for global bias by comparing Kriged values with nearest neighbour estimates on 40 metre vertical panels through the deposit. Results show a good comparison between the three methods, particularly in the main portions of the deposit indicated by the bat charts. (Figures 17-27 to 30)

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Figure 17-27 Swath Plot for Cu - Section 9360 North

Figure 17-28 Swath Plot for Au - Section 9360 North

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Figure 17-29 Swath Plot for Cu - Long Section 670530 East

Figure 17-30 Plot for Au - Long Section 670530 East

17.12 Mineral Resource Summary

The Morrison mineral resource is presented in the following tables reported at equivalent copper cut-offs grades ranging from 0.1 to 0.5%. The copper equivalent value was calculated using relative recovery and metal prices of $1.78/lb copper, $465/oz gold and $10/lb molybdenum. For blocks containing molybdenum values greater than or equal to 0.005% Mo the equation used was

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Cu EQ = Cu+Au*0.303+Mo*3.18

For blocks with <0.005 Mo the molybdenum was considered unrecoverable and eliminated from the calculation.

Table 17-8 Morrison Deposit – All blocks classified Measured or Indicated

Cutoff % Eq Cu		Measured		Indicated
	Tonnes > (0Cutoff 00's)	Average Grade	Tonnes > (000's)	Average Grade
		% Eq Cu	% Cu	g/t Au	% Mo		% Eq Cu	% Cu	g/t Au	% Mo
0.10	117,215	0.43	0.37	0.18	0.004	170,110	0.37	0.32	0.16	0.005
0.15	116,604	0.43	0.37	0.18	0.004	165,049	0.38	0.32	0.16	0.005
0.20	114,122	0.44	0.37	0.18	0.004	151,832	0.40	0.34	0.17	0.005
0.25	107,144	0.45	0.38	0.19	0.004	131,332	0.43	0.36	0.18	0.005
0.30	96,516	0.47	0.40	0.20	0.004	110,353	0.46	0.39	0.20	0.005
0.35	81,512	0.50	0.42	0.21	0.004	89,260	0.49	0.41	0.21	0.005
0.40	64,215	0.53	0.45	0.22	0.005	69,137	0.52	0.44	0.22	0.005
0.45	47,702	0.56	0.48	0.24	0.005	50,779	0.55	0.47	0.23	0.005
0.50	33,724	0.60	0.51	0.25	0.005	33,871	0.59	0.50	0.25	0.005

Table 17-9 Morrison Deposit – Combined Measured and Indicated Resource

Cutoff % Eq Cu		Measured + Indicated
	Tonnes > Cutoff (000's)	Average Grade
		% Eq Cu	% Cu	g/t Au	% Mo
0.10	287,326	0.39	0.34	0.17	0.004
0.15	281,653	0.40	0.34	0.17	0.004
0.20	265,955	0.41	0.35	0.17	0.005
0.25	238,475	0.44	0.37	0.18	0.004
0.30	206,869	0.46	0.39	0.20	0.005
0.35	170,772	0.49	0.42	0.21	0.005
0.40	133,352	0.52	0.44	0.22	0.005
0.45	98,480	0.56	0.47	0.23	0.005
0.50	67,595	0.60	0.50	0.25	0.005

Table 17-10 Morrison Deposit – All blocks classified Inferred

Cutoff % Eq Cu			Inferred
	Tonnes > Cutoff (000's)		Average	Grade
		% Eq Cu	% Cu	g/t Au	% Mo
0.10	92,817	0.37	0.31	0.16	0.004
0.15	87,806	0.38	0.33	0.16	0.004
0.20	81,798	0.40	0.34	0.17	0.005
0.25	64,662	0.45	0.38	0.19	0.004
0.30	56,524	0.47	0.40	0.21	0.005
0.35	47,876	0.50	0.42	0.22	0.005
0.40	38,587	0.53	0.45	0.23	0.005
0.45	29,601	0.56	0.47	0.24	0.005
0.50	19,387	0.60	0.51	0.27	0.004

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18

OTHER RELEVANT DATA AND INFORMATION

The author is of the opinion that all known relevant technical data and information with regard to the Morrison project has been reviewed and addressed in this Technical Report.

19

INTERPRETATION AND CONCLUSIONS

Using a 0.3% equivalent copper cut-off grade the Morrison deposit is estimated to contain a measured and indicated resource of 206.9 million tonnes averaging 0.39% Cu, 0.2 g/t Au and 0.005% Mo.

The deposit remains open at depth and a mineralized intercept by hole MO-01-24 on the hanging wall side of the West Fault indicates a potential extension of the Central zone to the northwest below the 700m level.

20

RECOMMENDATIONS

·

The surface topography should be updated and elevations tied into the claim and drill hole collar surveys.

·

The drill core from the geotechnical drill program over the main Morrison deposit should be split and assayed.

·

Future exploration of development drilling should include analyses for molybdenum

·

MORRISON PROJECT

21

REFERENCES

Beacon Hill Consultants (1988) Ltd., 2004: Preliminary Assessment, Morrison/Hearne Hill Project, Morrison Deposit, August 1, 2004

Carson, D.J.T. and Jambor, J.L., 1974. Mineralogy, zonal relationships and economic significance of hydrothermal alteration at porphyry copper deposits, Babine Lake area, British Columbia. Canadian Institute of Mining and Metallurgy, CIM Bulletin, 67, No. 742, p. 110-133.

Carson, D.J.T. and Jambor, J.L., 1976. Morrison: Geology and evolution of a bisected annular porphyry copper deposit. In Porphyry Deposits of the Canadian Cordillera. Edited by A. Sutherland Brown. Canadian Institute of Mining and Metallurgy, Special Volume 15, p. 264-273.

Carson, D.J.T., Jambor, J.L., Ogryzlo, P. and Richards, T.A., 1976. Bell Copper: Geology, geochemistry, and genesis of a supergene-enriched, biotitized porphyry copper deposit with a superimposed phyllic zone. In Porphyry Deposits of the Canadian Cordillera. Edited by A. Sutherland Brown. Canadian Institute of Mining and Metallurgy, Special Volume 16, p. 245-263.

Carter, N.C., 1967. Morrison. In British Columbia Minister of Mines, and Petroleum Resources. Annual Report 1966. p. 101-102.

Carter, N.C., 1976. Regional setting of porphyry deposits in west-central British Columbia. In Porphyry Deposits of the Canadian Cordillera. Edited by A. Sutherland Brown. Canadian Institute of Mining and Metallurgy, Special Volume 15, p. 227-238.

Carter, N.C., 1982. Porphyry copper and molybdenum deposits, west-central British Columbia. British Columbia Ministry of Energy, Mines and Petroleum Resources, Bulletin 64.

Dirom, G.A., 1967. Geochemical and magnetometer report “K” group of mineral claims, Morrison Lake. British Columbia Ministry of Energy, Mines, and Petroleum Resources, Assessment Report 1002.

Dirom, G.E., Dittrick, M.P., McArthur, D.R., Ogryzlo, P.L., Pardoe, A.J. and Stothart, P.G., 1995. Bell and Granisle porphyry copper-gold mines, Babine region, west-central British Columbia. In Porphyry Deposits of the Northwestern Cordillera of North America. Edited by T.G. Schroeter. Canadian Institute of Mining, Metallurgy and Petroleum, Special Volume 46, p. 256-289.

Godbehere, P.W., 1971. Morrison Lake Copper Project Report No. 2: Further Flotation testwork on Morrison Lake Copper Prospect Samples.

Kahlbert, B.H., 1968. Report on geological, geophysical and geochemical surveys and preliminary diamond drilling on the Trobuttle Mines Limited property, Morrison Lake. Unpublished company report, Canadian Superior Exploration Limited.

Kimura E.T. 2002 Geological and manual resource estimation report on Morrison copper-gold porphyry deposit at Morrison Lake. Report prepared for Pacific Booker Minerals Inc.

Kimura, E.T. 2003 Geological and Manual Resource Estimation Report on Morrison Copper-Gold Porphyry Deposit at Morrison Lake for Pacific Booker Ltd., 13 December 2003, Amended 4 February 2003

MORRISON PROJECT

Knight Piesold Ltd., 2006: Geotechnical Site Investigation Report (Ref. No. VA101-102/7-1), Report prepared for Pacific Booker Minerals Inc.

McMillan, W.J., 1991. Porphyry deposits in the Canadian Cordillera. In Ore Deposits, Tectonics and Metallogeny in the Canadian Cordillera. British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1991-4, p. 253-273.

Mearns, D.W., 1971. Morrison Lake Copper Report No.1: Initial Flotation testwork on Morrison Lake Copper Ore. Noranda Mines Ltd. internal company report.

O’Brien, E. and Sampson, C. J., 1997. Report on Morrison/Hearne Hill Property (October, 1997 to December 1997)

Richards, T.A., 1974. Hazelton East-Half. Geological Survey of Canada, Paper 74-1, Part A, p. 35-37.

Richards, T.A., 1980. Geology of Hazelton (93M) Map Area. Geological Survey of Canada, Open File 720.

Sampson, C.J., 2000. Assessment Report on exploration programs at Morrison and Hearne Hill Property, September 1997 – August 2000 (dated December 4, 2000).

SNC-Lavalin Engineers & Constructors Inc.,2002: Technical Report on the Morrison Copper-Gold Project

Ross, A.F. and Tiver, A. (Snowden Consultants), 2003: Morrison Project resource estimation and preliminary pit optimization study, 7 March, 2003

Tan, Gie., Process Research Associates Ltd., 2005: Flotation optimization and variability testing on composites from the Morrison Project

Tipper, H.W. and Richards, T.A., 1976. Jurassic stratigraphy and history of north-central British Columbia. Geological Survey of Canada, Bulletin 270.

Walcott, P.E., 2001. A geophysical report on Magnetic and IP Surveying, Morrison Property.

Weary G. and O’Brien, E., 1998. Assessment Report on exploration programs at Hearne Hill/Morrison property, October 1996 - October 1997.

Woolverton, R., 1964. Report on the Morrison Property, Morrison Lake (Smithers) British Columbia. Omineca Mining Division. Unpublished company report, Noranda Exploration Company, Limited (Norpex Division).

Zaluski, G. 1992. Hydrothermal alteration and fluid sources associated with the Babine Lake porphyry copper deposits, west-central British Columbia. Unpublished. M.Sc. thesis, University of Alberta, Edmonton, Alberta.

Certificate of Author

I, Ronald G. Simpson, P.Geo, residing at 1975 Stephens St., Vancouver, British Columbia, V6K 4M7, do hereby certify that:

1.

I am president of GeoSim Services Inc.

2.

This certificate applies to the report entitled “Mineral Resource Update, Morrison Project, Omineca Mining Division, British Columbia” dated May 4, 2007.

3.

I graduated with an Honours Degree of Bachelor of Science in Geology from the University of British Columbia in 1975. I have practiced my profession continuously since 1975. My relevant experience is as follows:

•

1975-1993 Geologist employed by several mining/exploration companies including Cominco Ltd., Bethlehem Copper Corporation, E & B Explorations Ltd, Mascot Gold Mines Ltd., and Homestake Canada Inc.

•

1993-1999 Self employed geological consultant specializing in resource estimation and GIS work

•

1999 – Present: President, GeoSim Services Inc.

4.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registered Professional Geoscientist, No. 19513) and a Fellow of the Geological

Association of Canada. I am a “qualified person” for the purposes of NI 43-101 due to my experience and current affiliation with a professional organization as defined in NI 43-101.

5.

I have visited the property on September 25, 2006.

6.

I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43 101.

7.

I have had no prior involvement with the property that is the subject of the Technical Report.

8.

I have read National Instrument 43 101 and Form 43 101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading

10.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

DATED at Vancouver, British Columbia, this 4th day of May, 2007.

Ronald G. Simpson, P.Geo.

Appendix I

2006 Drilling – Site Locations

PACIFIC BOOKER EXPLORATION DRILLING

Hole	East	North	Elev	Azim	Dip	Length
MO-98-01	670468.00	6119363.50	826.89	92.00	-70.00	242.90
MO-98-02	670418.02	6119495.23	836.21	90.00	-50.00	388.70
MO-98-03	670503.88	6119487.50	829.95	90.00	-45.00	318.21
MO-99-04	670580.81	6119500.00	819.59	0.00	-90.00	454.46
MO-00-05	670467.25	6119420.50	834.34	92.00	-75.00	441.10
MO-00-06	670565.61	6119550.21	823.96	90.00	-78.00	372.01
MO-00-07	671014.50	6119030.50	867.13	270.00	-77.00	366.67
MO-00-08	670797.25	6119193.50	811.92	270.00	-70.00	326.44
MO-00-09	670880.26	6118837.98	818.12	0.00	-90.00	306.93
MO-00-10	670828.56	6119027.50	814.93	270.00	-60.00	273.10
MO-00-11	670888.81	6118973.50	834.59	90.00	-70.00	328.27
MO-00-12	670459.63	6119181.50	816.92	90.00	-45.00	340.16
MO-00-13	670453.06	6119183.50	816.68	270.00	-45.00	150.88
MO-00-14	670590.00	6119061.00	816.43	90.00	-50.00	303.89
MO-00-15	670679.19	6119114.00	798.96	90.00	-45.00	312.72
MO-00-16	670433.19	6119426.00	835.54	270.00	-50.00	257.25
MO-00-17	670420.87	6119545.94	843.34	90.00	-45.00	203.61
MO-00-18	670418.19	6119549.69	843.38	270.00	-45.00	135.64
MO-00-19	670239.94	6119614.00	841.87	90.00	-45.00	166.12
MO-00-20	670299.94	6119350.00	829.20	90.00	-60.00	395.02
MO-00-21	670205.81	6119312.50	814.40	90.00	-45.00	230.73
MO-00-22	670201.13	6119313.50	814.08	270.00	-45.00	153.92
MO-00-23	670316.19	6119486.00	836.09	270.00	-50.00	257.86
MO-01-24	670145.69	6119609.50	817.97	90.00	-45.00	272.80
MO-01-25	670472.44	6119303.50	823.85	279.00	-45.00	205.74
MO-01-26	670482.81	6119245.00	820.94	86.00	-45.00	315.47
MO-01-27	670331.19	6119364.00	829.23	86.50	-45.00	350.52
MO-01-28	670530.25	6119423.00	819.20	270.00	-45.00	300.23
MO-01-29	670336.69	6119491.50	837.40	95.00	-45.00	425.20
MO-01-30	670275.75	6119480.00	838.44	89.00	-45.00	449.58
MO-01-31	670268.13	6119541.50	838.72	96.00	-43.00	350.52
MO-01-32	670407.94	6119362.00	832.26	89.00	-45.00	300.23
MO-01-33	670501.50	6119367.00	819.96	92.50	-45.00	300.23
MO-01-34	670609.96	6119492.27	816.15	97.50	-45.00	139.90
MO-01-35	670550.06	6119190.50	821.03	276.00	-43.00	120.40
MO-01-36	670568.88	6119123.00	823.10	94.00	-43.00	400.51
MO-01-37	670568.25	6119123.00	823.15	89.50	-60.00	349.00
MO-01-38	670672.66	6119068.48	803.42	92.00	-46.00	379.48
MO-01-39	670651.74	6119012.25	804.30	90.00	-45.00	251.46
MO-01-40	670721.33	6119014.77	802.37	90.00	-45.00	400.20
MO-01-41	670859.90	6118964.24	820.79	94.00	-45.00	300.23
MO-01-42	670829.37	6119029.58	814.85	89.00	-46.00	340.00
MO-01-43	670881.22	6118900.94	829.18	88.00	-46.00	220.98
MO-01-44	671007.78	6118908.25	868.38	90.00	-45.00	150.88
MO-01-45	670943.67	6118906.68	852.39	92.00	-46.00	150.88

Hole	East	North	Elev	Azim	Dip	Length
MO-01-46	670908.40	6118838.91	832.30	81.00	-44.00	132.59
MO-01-47	670981.70	6118970.04	855.03	91.00	-45.00	141.73
MO-01-48	670925.32	6118969.54	841.75	92.00	-45.00	220.98
MO-01-49	670859.83	6119189.51	830.60	268.00	-45.00	380.09
MO-01-49A	670859.81	6119189.50	830.60	90.00	-45.00	22.86
MO-01-50	670911.22	6119196.65	846.65	268.00	-54.00	379.48
MO-01-51	670805.44	6118955.72	804.49	85.00	-45.00	339.85
MO-01-52	670808.45	6118898.88	801.00	86.50	-45.00	296.57
MO-01-53	670771.37	6118907.41	801.03	90.00	-46.00	320.35
MO-01-54	670770.79	6118907.19	801.03	90.00	-60.00	144.78
MO-01-55	670921.52	6119128.96	841.49	77.00	-45.00	120.40
MO-01-56	670925.16	6119072.34	841.17	84.00	-45.00	160.02
MO-01-57	670960.15	6119031.54	850.09	91.00	-45.00	181.36
MO-01-58	670889.10	6119034.22	829.62	86.00	-44.00	259.99
MO-01-59	670864.14	6118856.52	818.74	90.00	-43.50	210.31
MO-01-60	670851.94	6119064.19	818.21	85.00	-44.50	252.98
MO-01-61	670841.56	6119115.00	816.81	80.00	-45.00	199.64
MO-01-62	670785.19	6119131.50	806.41	83.00	-45.00	280.42
MO-02-63	670775.63	6118905.36	801.92	86.00	-59.50	345.95
MO-02-64	670783.80	6118832.95	794.98	93.00	-58.00	195.07
MO-02-65	670784.06	6118833.00	795.18	90.00	-45.00	291.08
MO-02-66	670809.13	6119073.48	808.16	93.00	-54.00	326.14
MO-02-67	670772.74	6119180.86	806.66	274.50	-45.00	281.94
MO-02-68	670755.72	6119250.89	805.12	272.00	-60.00	135.34
MO-02-69	670761.06	6119313.84	808.91	270.00	-58.00	301.75
MO-02-70	670760.70	6119313.81	809.20	270.00	-45.00	375.21
MO-02-71	670931.86	6119183.43	849.99	270.00	-63.00	349.00
MO-02-72	670351.39	6119425.40	829.84	277.00	-44.00	150.88
MO-02-73	670676.56	6118962.11	798.50	90.00	-41.00	372.19
MO-02-74	670586.30	6119190.17	818.54	90.00	-42.00	131.06
MO-02-75	670582.95	6119188.51	818.85	279.00	-46.00	160.02
MO-02-76	670410.05	6119256.36	821.90	85.00	-41.50	414.84
MO-02-77	670604.16	6119368.57	805.63	84.00	-45.00	180.75
MO-02-78	670676.53	6119425.12	806.11	270.00	-43.50	376.74
MO-02-79	670601.79	6119429.15	810.89	270.00	-45.00	329.18
MO-02-80	670549.15	6119244.27	812.38	86.00	-45.00	300.23
MO-02-81	670523.77	6119309.96	808.29	270.00	-50.00	280.42
MO-02-82	670568.25	6119307.16	800.88	272.00	-60.00	280.42
MO-03-83	670498.80	6119539.10	836.15	91.00	-48.00	309.37
MO-03-84	670342.88	6119618.13	853.06	93.00	-44.00	359.66
MO-03-85	670405.84	6119616.81	851.32	90.00	-44.00	297.18
MO-03-85A	670400.00	6119620.00	845.00	90.00	-45.00	42.67
MO-03-86	670473.12	6119618.66	845.49	90.00	-45.30	227.99
MO-03-87	670569.50	6119543.45	823.87	90.00	-45.00	223.96
MO-03-88	670656.96	6119427.68	807.64	90.00	-45.00	238.97
MO-03-89	670345.56	6119535.38	843.10	90.00	-45.00	430.25

Hole	East	North	Elev	Azim	Dip	Length
MO-03-90	670525.32	6119420.51	820.17	90.00	-45.00	291.08
MO-05-91	671022.27	6119251.31	868.46	271.80	-44.90	329.82
MO-05-92	671036.30	6119189.67	871.18	274.70	60.20	335.68
MO-05-93	670879.34	6118762.66	811.38	91.40	46.00	137.16
MO-05-94	670799.43	6118770.72	794.81	89.80	46.20	154.33

METALLURGICAL TEST HOLES

Hole MET-01	East 670530.53	North 6119421,17	Elev 819.82	Azim 270.00	Dip -44.50	Length 195.58
MET-02	670549.15	6119244.27	812.38	90.00	-40.00	256.03
MET-03	670569.50	6119543.45	823.87	89.00	-45.00	97.54
MET-04	670840.75	6119119.60	815.47	91.50	-45.00	150.88

GEOTECHNICAL HOLES (NOT ASSAYED)

Hole	East	North	Elev	Azim	Dip	Length
9000-1	670854.15	6119000.60	819.37	235	-47	176.76
9060-2	670997.77	6119053.96	863.86	90	-45	248.53
9220-1	670567.64	6119194.11	819.25	220	-50	127.29
9240-1	670909.38	6119248.23	848.00	270	-45	277.83
9240-3	670757.34	6119256.84	804.42	16	-50	232.56
9360-1	670430.63	6119341.64	830.60	270	-45	209.70
9560-1	670568.41	6119548.58	823.86	329	-45	191.11

CONDEMNATION HOLES (NOT ASSAYED)

Hole DH06-01	East 670785.00	North 6123950.00	Elev 950.00	Azim 300	Dip -60	Length 126.3
DH06-02	670575.54	6123722.62	949.90	0	-90	39.5
DH06-03	670541.50	6123781.25	950.00	0	-90	37.0
DH06-04	670997.39	6123060.01	982.57	0	-90	41.5
DH06-06	671485.53	6122655.02	959.80	0	-90	36.7
DH06-07	671775.00	6122667.00	992.99	0	-90	43.0
DH06-08	671249.33	6119648.87	838.37	0	-90	39.9
DH06-09	671151.72	6119478.03	835.16	0	-90	33.2
DH06-10	671522.94	6125683.44	1000.90	0	-90	53.6
DH06-11	671912.24	6125568.44	964.80	0	-90	37.0
DH06-12	672265.02	6125182.50	995.60	0	-90	58.0
DH06-13	670800.43	6119110.71	808.21	0	-90	20.3
DH06-14	671396.49	6119159.18	839.58	0	-90	29.0
DH06-15	670692.93	6120320.31	816.58	0	-90	33.1
DH06-15B	670689.51	6120319.17	816.64	0	-90	5.6
DH06-16	669420.00	6120880.00	762.00	0	-90	3.8
DH06-17	669500.00	6122420.00	763.00	0	-90	1.5
GW1	670846.69	6118723.90	794.63	0	-90	4.3

Appendix II

Drilling – Significant Intercepts

Hole	From	To	Width	CuEq	Cu	Au	Mo
MET-01	5.60	46.90	41.30	0.48	0.41	0.25	0.000
MET-01	59.27	195.58	136.31	0.61	0.54	0.22	0.000
MET-02	5.55	53.34	47.79	0.41	0.36	0.17	0.000
MET-02	101.00	171.00	70.00	0.51	0.44	0.23	0.000
MET-02	181.15	210.90	29.75	0.43	0.36	0.23	0.000
MET-02	222.65	256.03	33.38	0.39	0.32	0.23	0.000
MET-03	8.65	97.54	88.89	0.57	0.52	0.17	0.000
MET-04	2.70	42.60	39.90	0.42	0.37	0.16	0.000
MET-04	53.15	110.90	57.75	0.38	0.34	0.14	0.000
MET-04	117.20	150.85	33.65	0.67	0.59	0.29	0.000
MO-00-05	2.80	288.65	285.85	0.66	0.52	0.45	0.001
MO-00-05	313.03	364.85	51.82	0.37	0.29	0.25	0.000
MO-00-06	3.02	240.18	237.16	0.69	0.61	0.24	0.004
MO-00-06	249.33	372.01	122.68	0.76	0.68	0.30	0.001
MO-00-07	17.68	366.67	348.99	0.57	0.49	0.20	0.007
MO-00-08	17.68	167.03	149.35	0.61	0.55	0.18	0.004
MO-00-08	179.22	310.29	131.07	0.60	0.48	0.42	0.000
MO-00-09	2.13	249.02	246.89	0.53	0.45	0.13	0.014
MO-00-09	270.36	306.93	36.57	0.47	0.37	0.13	0.021
MO-00-10	10.97	29.26	18.29	0.38	0.30	0.25	0.000
MO-00-10	96.32	142.04	45.72	0.48	0.41	0.24	0.001
MO-00-10	215.19	245.67	30.48	0.37	0.30	0.15	0.009
MO-00-11	2.44	78.33	75.89	0.51	0.45	0.23	0.001
MO-00-11	87.48	325.22	237.74	0.59	0.53	0.17	0.005
MO-00-12	93.27	120.70	27.43	0.84	0.31	1.77	0.005
MO-00-12	178.61	248.72	70.11	0.39	0.33	0.17	0.005
MO-00-12	297.48	340.16	42.68	0.54	0.43	0.37	0.001
MO-00-14	127.10	160.63	33.53	0.46	0.39	0.23	0.004
MO-00-14	175.87	255.12	79.25	0.45	0.41	0.15	0.004
MO-00-14	276.45	294.74	18.29	0.39	0.34	0.11	0.005
MO-00-15	3.10	81.08	77.98	0.58	0.52	0.19	0.004
MO-00-15	111.56	276.15	164.59	0.51	0.41	0.31	0.000
MO-00-16	0.61	99.06	98.45	0.45	0.39	0.13	0.010
MO-00-16	135.64	153.92	18.28	0.48	0.43	0.11	0.009
MO-00-16	208.79	230.12	21.33	0.47	0.32	0.47	0.005
MO-00-17	56.39	202.69	146.30	0.53	0.47	0.15	0.006
MO-00-20	78.03	343.20	265.17	0.51	0.45	0.16	0.004
MO-00-20	355.40	395.02	39.62	0.42	0.35	0.26	0.000
MO-00-23	56.69	105.46	48.77	0.38	0.35	0.12	0.000
MO-01-24	80.77	92.96	12.19	0.34	0.32	0.10	0.000
MO-01-24	199.64	217.93	18.29	0.52	0.38	0.36	0.010
MO-01-24	257.56	272.80	15.24	0.52	0.46	0.18	0.004
MO-01-25	53.34	105.16	51.82	0.44	0.40	0.13	0.001
MO-01-25	160.02	175.26	15.24	0.34	0.30	0.13	0.000
MO-01-26	7.62	25.91	18.29	0.38	0.36	0.10	0.000

Hole	From	To	Width	CuEq	Cu	Au	Mo
MO-01-26	80.77	123.44	42.67	0.52	0.47	0.17	0.000
MO-01-26	132.59	147.83	15.24	0.41	0.37	0.13	0.000
MO-01-26	156.97	220.98	64.01	0.44	0.38	0.19	0.000
MO-01-26	278.89	294.13	15.24	0.49	0.42	0.24	0.000
MO-01-27	68.58	278.89	210.31	0.59	0.50	0.32	0.000
MO-01-28	5.30	214.88	209.58	0.54	0.46	0.24	0.004
MO-01-28	236.22	248.41	12.19	0.32	0.25	0.07	0.015
MO-01-29	80.77	211.84	131.07	0.46	0.41	0.13	0.008
MO-01-29	239.27	388.62	149.35	0.47	0.40	0.25	0.000
MO-01-30	150.88	169.16	18.28	0.35	0.32	0.08	0.006
MO-01-30	181.36	242.32	60.96	0.56	0.48	0.15	0.011
MO-01-30	288.04	449.58	161.54	0.51	0.43	0.27	0.001
MO-01-31	227.08	251.46	24.38	0.48	0.45	0.12	0.000
MO-01-31	263.65	294.13	30.48	0.52	0.48	0.13	0.000
MO-01-31	309.37	350.52	41.15	0.35	0.31	0.15	0.001
MO-01-32	1.52	147.83	146.31	0.61	0.51	0.33	0.002
MO-01-32	175.26	217.93	42.67	0.52	0.40	0.38	0.001
MO-01-32	245.36	278.89	33.53	0.49	0.40	0.32	0.000
MO-01-32	284.99	300.23	15.24	0.32	0.24	0.27	0.000
MO-01-33	172.21	245.36	73.15	0.39	0.31	0.26	0.000
MO-01-33	272.80	284.99	12.19	0.42	0.35	0.25	0.000
MO-01-34	35.70	74.68	38.98	0.60	0.52	0.29	0.000
MO-01-35	13.72	53.34	39.62	0.35	0.32	0.11	0.000
MO-01-36	169.16	297.18	128.02	0.51	0.43	0.24	0.005
MO-01-36	306.32	400.51	94.19	0.45	0.37	0.29	0.001
MO-01-37	196.60	349.00	152.40	0.62	0.50	0.35	0.007
MO-01-38	10.67	129.54	118.87	0.42	0.36	0.13	0.006
MO-01-38	138.68	156.97	18.29	0.61	0.42	0.63	0.000
MO-01-38	172.21	257.56	85.35	0.52	0.38	0.49	0.000
MO-01-38	269.75	281.94	12.19	0.49	0.40	0.31	0.000
MO-01-38	294.13	379.48	85.35	0.68	0.57	0.34	0.002
MO-01-39	96.01	160.02	64.01	0.33	0.26	0.16	0.008
MO-01-39	169.16	239.27	70.11	0.39	0.31	0.25	0.002
MO-01-40	38.10	89.92	51.82	0.61	0.53	0.28	0.001
MO-01-40	102.11	132.59	30.48	0.43	0.33	0.35	0.000
MO-01-40	178.31	400.20	221.89	0.58	0.50	0.24	0.005
MO-01-41	16.76	89.92	73.16	0.47	0.41	0.21	0.001
MO-01-41	108.20	266.70	158.50	0.44	0.38	0.14	0.008
MO-01-42	7.62	19.81	12.19	0.48	0.39	0.31	0.001
MO-01-42	28.96	41.15	12.19	0.36	0.29	0.25	0.000
MO-01-42	89.92	339.85	249.93	0.51	0.44	0.20	0.005
MO-01-43	3.60	71.63	68.03	0.54	0.48	0.19	0.003
MO-01-43	92.96	205.74	112.78	0.48	0.40	0.16	0.014
MO-01-44	1.52	35.05	33.53	0.45	0.35	0.14	0.022
MO-01-45	3.00	102.11	99.11	0.41	0.34	0.10	0.017
MO-01-46	3.05	28.96	25.91	0.42	0.32	0.10	0.026

Hole	From	To	Width	CuEq	Cu	Au	Mo
MO-01-47	3.05	28.96	25.91	0.34	0.31	0.10	0.000
MO-01-47	47.24	59.44	12.20	0.42	0.38	0.14	0.000
MO-01-48	3.50	166.12	162.62	0.43	0.38	0.13	0.007
MO-01-49	68.58	239.27	170.69	0.56	0.48	0.25	0.003
MO-01-49	248.41	269.75	21.34	0.41	0.36	0.12	0.006
MO-01-49	284.99	297.18	12.19	0.54	0.43	0.19	0.021
MO-01-49	318.52	336.80	18.28	0.36	0.31	0.09	0.008
MO-01-49	349.00	373.38	24.38	0.40	0.35	0.12	0.007
MO-01-50	9.50	38.10	28.60	0.37	0.32	0.09	0.009
MO-01-50	117.35	129.54	12.19	0.50	0.44	0.14	0.008
MO-01-50	175.26	263.65	88.39	0.66	0.59	0.18	0.006
MO-01-50	272.80	376.43	103.63	0.60	0.47	0.44	0.000
MO-01-51	50.29	77.72	27.43	0.33	0.29	0.14	0.000
MO-01-51	114.30	260.60	146.30	0.58	0.51	0.19	0.006
MO-01-51	272.80	284.99	12.19	0.42	0.38	0.11	0.003
MO-01-52	6.00	263.65	257.65	0.48	0.42	0.16	0.008
MO-01-53	38.10	318.52	280.42	0.57	0.50	0.20	0.008
MO-01-54	68.58	92.96	24.38	0.44	0.36	0.24	0.002
MO-01-54	105.16	144.78	39.62	0.38	0.33	0.18	0.003
MO-01-55	4.57	71.63	67.06	0.49	0.39	0.26	0.009
MO-01-56	13.72	144.78	131.06	0.41	0.37	0.12	0.004
MO-01-57	4.57	141.73	137.16	0.40	0.35	0.14	0.004
MO-01-58	4.57	19.81	15.24	0.61	0.53	0.27	0.000
MO-01-58	28.96	41.15	12.19	0.55	0.48	0.21	0.000
MO-01-58	53.34	187.45	134.11	0.45	0.39	0.16	0.006
MO-01-58	227.08	259.99	32.91	0.45	0.39	0.19	0.004
MO-01-59	1.30	99.06	97.76	0.53	0.46	0.14	0.012
MO-01-59	108.20	175.26	67.06	0.41	0.34	0.11	0.015
MO-01-60	138.68	227.08	88.40	0.50	0.43	0.18	0.008
MO-01-60	236.22	248.41	12.19	0.39	0.33	0.12	0.008
MO-01-61	3.05	86.87	83.82	0.41	0.37	0.14	0.002
MO-01-61	108.20	199.64	91.44	0.57	0.48	0.30	0.000
MO-01-62	13.10	242.32	229.22	0.44	0.39	0.16	0.000
MO-02-63	138.68	321.56	182.88	0.57	0.49	0.17	0.011
MO-02-64	86.87	195.07	108.20	0.50	0.43	0.15	0.009
MO-02-65	56.39	144.78	88.39	0.38	0.32	0.12	0.011
MO-02-65	160.02	172.21	12.19	0.72	0.63	0.23	0.008
MO-02-66	9.14	88.39	79.25	0.63	0.39	0.85	0.000
MO-02-66	131.06	326.14	195.08	0.58	0.51	0.20	0.005
MO-02-67	26.52	44.20	17.68	0.64	0.58	0.17	0.005
MO-02-67	83.82	163.07	79.25	0.61	0.52	0.28	0.003
MO-02-67	178.31	233.17	54.86	0.40	0.35	0.14	0.005
MO-02-68	18.29	76.20	57.91	0.44	0.32	0.40	0.003
MO-02-68	85.34	135.34	50.00	0.44	0.35	0.30	0.000
MO-02-69	88.39	213.36	124.97	0.44	0.37	0.24	0.000
MO-02-69	243.84	301.75	57.91	0.55	0.46	0.26	0.004

Hole	From	To	Width	CuEq	Cu	Au	Mo
MO-02-70	54.86	68.58	13.72	0.40	0.34	0.19	0.000
MO-02-70	99.06	150.88	51.82	0.42	0.35	0.23	0.000
MO-02-70	214.88	294.13	79.25	0.56	0.49	0.26	0.000
MO-02-70	303.28	375.21	71.93	0.46	0.38	0.25	0.004
MO-02-71	2.00	65.53	63.53	0.42	0.35	0.12	0.012
MO-02-71	172.21	269.75	97.54	0.47	0.41	0.15	0.006
MO-02-71	278.89	349.00	70.11	0.67	0.59	0.20	0.009
MO-02-72	92.96	114.30	21.34	0.59	0.34	0.79	0.004
MO-02-73	132.59	160.02	27.43	0.50	0.41	0.19	0.013
MO-02-73	202.69	372.19	169.50	0.52	0.46	0.21	0.003
MO-02-74	73.15	106.68	33.53	0.51	0.45	0.14	0.009
MO-02-74	118.87	131.06	12.19	0.55	0.47	0.20	0.006
MO-02-75	50.29	65.53	15.24	0.39	0.36	0.10	0.003
MO-02-75	74.68	89.92	15.24	0.40	0.36	0.10	0.005
MO-02-76	41.15	53.34	12.19	0.40	0.28	0.43	0.000
MO-02-76	80.77	92.96	12.19	0.38	0.34	0.12	0.000
MO-02-76	126.49	227.08	100.59	0.46	0.41	0.16	0.002
MO-02-76	254.51	297.18	42.67	0.41	0.37	0.16	0.000
MO-02-76	309.37	376.43	67.06	0.55	0.48	0.25	0.000
MO-02-77	23.90	35.05	11.15	0.39	0.32	0.26	0.000
MO-02-77	53.34	65.53	12.19	0.43	0.34	0.31	0.000
MO-02-77	117.35	150.88	33.53	0.45	0.37	0.29	0.000
MO-02-78	150.88	373.38	222.50	0.57	0.48	0.29	0.000
MO-02-79	50.29	312.42	262.13	0.59	0.50	0.29	0.003
MO-02-80	6.50	32.00	25.50	0.53	0.47	0.22	0.002
MO-02-80	41.15	163.07	121.92	0.49	0.43	0.19	0.001
MO-02-80	184.40	211.84	27.44	0.63	0.53	0.35	0.000
MO-02-80	227.08	288.04	60.96	0.51	0.44	0.21	0.004
MO-02-81	77.72	117.35	39.63	0.42	0.39	0.11	0.001
MO-02-81	132.59	153.92	21.33	0.49	0.43	0.14	0.006
MO-02-81	169.16	208.79	39.63	0.43	0.39	0.12	0.004
MO-02-82	82.30	128.02	45.72	0.69	0.56	0.44	0.000
MO-02-82	152.40	280.42	128.02	0.53	0.46	0.21	0.004
MO-03-83	6.51	199.64	193.13	0.61	0.54	0.20	0.004
MO-03-83	227.08	239.27	12.19	0.47	0.43	0.13	0.000
MO-03-84	321.56	358.14	36.58	0.38	0.35	0.10	0.000
MO-03-87	8.32	115.82	107.50	0.50	0.45	0.16	0.003
MO-03-87	124.97	158.50	33.53	0.45	0.42	0.13	0.000
MO-03-88	51.82	67.06	15.24	0.43	0.39	0.12	0.000
MO-03-89	96.01	108.20	12.19	0.35	0.33	0.07	0.000
MO-03-89	126.49	385.57	259.08	0.69	0.62	0.23	0.000
MO-03-89	403.86	430.25	26.39	0.45	0.40	0.19	0.000
MO-03-90	13.72	38.10	24.38	0.45	0.38	0.22	0.000
MO-03-90	50.29	68.58	18.29	0.34	0.28	0.22	0.000
MO-03-90	117.35	129.54	12.19	0.35	0.28	0.22	0.000
MO-03-90	160.02	227.08	67.06	0.50	0.40	0.35	0.000

Hole	From	To	Width	CuEq	Cu	Au	Mo
MO-05-92	206.18	248.88	42.70	0.45	0.38	0.16	0.011
MO-05-92	264.13	291.58	27.45	0.51	0.41	0.24	0.011
MO-05-92	303.78	325.13	21.35	0.38	0.28	0.20	0.013
MO-98-01	3.10	96.60	93.50	0.88	0.72	0.53	0.000
MO-98-01	115.40	127.10	11.70	0.40	0.36	0.15	0.000
MO-98-01	167.60	190.60	23.00	0.37	0.31	0.19	0.000
MO-98-02	3.90	72.60	68.70	0.52	0.48	0.14	0.000
MO-98-02	83.80	378.40	294.60	0.60	0.52	0.27	0.000
MO-98-03	3.05	233.48	230.43	0.63	0.55	0.28	0.000
MO-98-03	245.67	267.00	21.33	0.49	0.44	0.16	0.004
MO-99-04	8.84	454.46	445.62	0.83	0.71	0.39	0.000

Intervals calculated using a 0.3% CuEq cut-off over a minimum width of 10 metres, maximum internal dilution 6.1 metres (2 standard sample intervals).

Appendix III

Block Model Plans/Section

Au
SECTION 9310 N
900Z
800Z
700Z
600Z
400Z
g/t Au
BLOCK GRADE
DRILL COMPOSITE
< 0.05
0.05 - 0.10
0.10 - 0.20
0.20 - 0.30
0.30 - 0.40
> 0.40
670200E
670300E
670400E
670500E
670600E
670700E
670800E

Mo
SECTION 9310 N
900Z
800Z
700Z
600Z
400Z
% Mo
BLOCK GRADE
DRILL COMPOSITE
< 0.005
0.005 - 0.010
0.010 - 0.015
0.015 - 0.020
0.020 - 0.025
> 0.025
670200E
670800E